

CARPENTER
Carpenter Technology Corporation
1047 North Park Road
Wyomissing, PA 19610-1339

September 24, 2001

To Our Stockholders:

It is our pleasure to invite you to attend the 2001 Annual Meeting of Stockholders of Carpenter Technology Corporation, to be held at 4:00 p.m. on October 22, 2001. The meeting will be held at the Sheraton Hotel, 1741 Paper Mill Road in Wyomissing, Pennsylvania. The doors of the ballroom will open at 3:00 p.m.

Included with the Notice of Annual Meeting and Proxy Statement is Carpenter's Annual Report on Form 10-K. The Form 10-K, which complies with all of the disclosure requirements of the annual report to stockholders, is furnished to you in lieu of a separate annual report to stockholders. Carpenter believes combining the Proxy Statement and Form 10-K is both a more cost-effective and efficient means of providing this information to you.

Business scheduled for the Annual Meeting includes:

- The election of four directors; and
- Approval of the appointment of PricewaterhouseCoopers LLP as Carpenter's independent public accountants for fiscal 2002.

Information concerning these matters is included in the Notice of Annual Meeting and Proxy Statement. Also, at the meeting, I will review with you Carpenter's operations during the past year and respond to your questions.

If you plan to attend the meeting, please bring the Admission Ticket located on the bottom half of your proxy card with you. If your shares are held in the name of a broker, bank or other nominee, and you wish to attend the meeting, you should obtain a letter from your broker, bank or other nominee indicating that you are the beneficial owner of a stated number of shares of Carpenter stock as of the record date, August 31, 2001.

If you do not attend the meeting, you may vote over the Internet, by telephone or by returning your proxy card. To ensure proper representation of your shares at the meeting, please follow the instructions at the Proxy Vote Online website address on your proxy card or follow the instructions that you will be given after dialing the toll-free number on your proxy card. You may also mark your proxy card, then sign, date and return it at your earliest convenience.

I look forward to seeing you at the meeting.

Sincerely,

Dennis M. Draeger

DENNIS M. DRAEGER
Chairman, President and
Chief Executive Officer

TABLE OF CONTENTS

	Page
NOTICE OF ANNUAL MEETING	v
PROXY STATEMENT	1
General Information	
Why Proxies are Being Solicited	1
Cost of Solicitation	1
Who Can Vote	1
How to Vote	2
If You Change Your Mind After Voting	2
Required Vote	2
Stockholder Nominations to the Board of Directors	3
2002 Stockholder Proposals	3
Ownership of Carpenter Stock by Certain Beneficial Owners	4
Ownership of Carpenter Stock by Directors And Officers	5
Election of Directors	7
Nominees — Terms to Expire 2004	7
Incumbent Directors to Continue in Office	8
Other Information About The Board Of Directors	10
Committees of the Board	10
Director Compensation Program	12
Audit Committee Report	12
Human Resources Committee Report	13
Executive Compensation	16
Section 16(a) Beneficial Ownership Reporting Compliance	20
Stock Performance Graph	21
Approval of Appointment of Independent Accountants	22
Other Business	22
ANNUAL REPORT ON FORM 10-K	Appendix A

PART I

	Item 1	Business	A-3
	Item 2	Properties	A-7
	Item 3	Legal Proceedings	A-8
	Item 4	Submission of Matters to a Vote of Security Holders	A-8

TABLE OF CONTENTS

Page

PART II

Item 5   Market for Registrant's Common Stock and Related Stockholder Matters A-10

Item 6   Selected Financial Data A-11

Item 7   Management's Discussion and Analysis of Financial Condition and Results of Operations A-12

Item 8   Financial Statements and Supplementary Data A-23

Item 9   Disagreements on Accounting and Financial Disclosure A-54

PART III

Item 10   Directors and Executive Officers of the Registrant A-54

Item 11   Executive Compensation................................... A-54

Item 12   Security Ownership of Certain Beneficial Owners and Management A-54

Item 13   Certain Relationships and Related Transactions A-54

PART IV

Item 14   Exhibits, Financial Statement Schedules and Reports on Form 8-K A-54

SIGNATURES A-56

EXHIBIT INDEX E-1



CARPENTER
Carpenter Technology Corporation
1047 North Park Road
Wyomissing, PA 19610-1339

Notice of Annual Meeting of Stockholders
on
October 22, 2001

CARPENTER TECHNOLOGY CORPORATION will hold its 2001 Annual Meeting of Stockholders at the Sheraton Hotel at 1741 Paper Mill Road in Wyomissing, Pennsylvania on Monday, October 22, 2001 at 4:00 p.m. We will vote on the following matters:

1. The election of four directors;

2. Approval of independent accountants for the fiscal year ending June 30, 2002; and

3. Any other business that is properly presented at the meeting.

Only stockholders who were record owners at the close of business on August 31, 2001 may vote at the meeting. A list of those stockholders will be available at the meeting and also during the 10 days before the meeting at the office of the Corporate Secretary, 1047 North Park Road, Wyomissing, Pennsylvania.

Regardless of the number of shares that you own, it is important that your shares be represented at the meeting. You are encouraged to take advantage of the easy and cost-effective Internet and telephone voting that Carpenter offers. To vote over the Internet, go to the Proxy Vote Online website address on your proxy card and follow the instructions. To vote by telephone, simply dial the toll-free number on your enclosed proxy card. You will need the control number on your proxy card for both Internet and telephone voting. You may also vote by completing and signing the proxy card and returning it in the enclosed postage pre-paid envelope as soon as you can.

You are cordially invited to attend the meeting. A map showing the location of the Sheraton Hotel appears on the back cover. If you plan to attend the meeting, please use the Admission Ticket attached to your proxy card. Upon proper identification, you may attend the meeting without an Admission Ticket.

By Order of the Board of Directors,

John R. Welty

JOHN R. WELTY
Vice President,
General Counsel and Secretary



CARPENTER

September 24, 2001

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies for the Annual Meeting of Stockholders on October 22, 2001 and any adjournment thereof. Carpenter's Annual Report on Form 10-K is included with this Notice and Proxy Statement in lieu of a separate annual report to stockholders. The accompanying Form 10-K complies with all of the disclosure requirements of the annual report to stockholders. The exhibits to the Form 10-K are not included with this packet. Carpenter will furnish the exhibits to any stockholder who makes a written request for the exhibits and pays a reasonable fee to reimburse Carpenter for its expenses. The request should be directed to the Vice President and Treasurer at 1047 North Park Road, Wyomissing, PA 19610-1339. Also included with this mailing is a summary annual report. The summary annual report and the Annual Report on Form 10-K are not part of the proxy solicitation material. These materials are being sent to stockholders on or about September 24, 2001.

Why Proxies are Being Solicited

Carpenter's Board of Directors is soliciting proxies so every stockholder will have an opportunity to vote at the meeting, whether or not the stockholder attends the meeting in person. You are being asked to vote on two proposals:

- The election of four directors to three-year terms that will expire in 2004; and
- Approval of the appointment of PricewaterhouseCoopers LLP as Carpenter's independent accountants for the fiscal year ending June 30, 2002.

Cost of Solicitation

Carpenter will pay the cost of preparing, assembling and mailing the Notice of Annual Meeting, Proxy Statement and proxy card. Directors, officers and regular employees of Carpenter may solicit proxies in person or by telephone without additional compensation. MacKenzie Partners, Inc. also will solicit proxies on behalf of Carpenter at a cost not to exceed $6,000.00. Carpenter will reimburse brokerage houses and other nominees for their expenses in forwarding proxy material to beneficial owners of Carpenter stock.

Who Can Vote

Stockholders who were record owners of Carpenter stock at the close of business on August 31, 2001 may vote at the meeting. On August 31, 2001, there were 22,175,372 shares of Carpenter common stock issued and outstanding and entitled to vote. Each share of common stock is entitled to one vote. There were also 401.59 shares of Carpenter's series A convertible preferred stock held by the trustee of the Carpenter Employee Stock Ownership Plan ("ESOP"). Under the ESOP, each share of preferred stock is convertible into at least 2,000 shares of common stock, with the equivalent of 1.3 votes for each share of common stock, subject to anti-dilution adjustments and to limitations under applicable securities laws and stock exchange regulations. The preferred stock and the common stock vote together as a single class on all matters submitted to holders of common stock.

Each participant in the ESOP, the Savings Plan of Carpenter Technology Corporation ("Savings Plan") and subsidiary benefit plans that offer Carpenter stock as an investment may direct the trustee of each plan how to vote the shares credited to the participant's account. The trustee will vote any

shares for which no direction is received, or shares in the ESOP that have not yet been allocated to participating employees' accounts, in the same proportion and manner as the directed shares.

How to Vote

You may vote in one of four ways:

Vote Over the Internet

To vote your Carpenter shares over the Internet, access American Stock Transfer & Trust Company's Proxy Vote Online website at www.voteproxy.com and follow the on-screen instructions. When you access the web page, please have your control number that appears on your proxy card.

Vote By Telephone (Touch-Tone Phone Only)

To access the telephone voting system, call toll-free 1-800-PROXIES and follow the telephone instructions. The telephone instructions will lead you through the voting process. Please be sure to have your control number (appearing on your proxy card) and the proxy card available when you call.

Internet and telephone voting will provide the proxies the same authority to vote your shares as if you returned your proxy card.

Vote by Returning Your Proxy Card

You may vote by signing and returning your proxy card. The proxy holders will vote your shares according to your directions. If you sign and return your proxy card without specifying choices, your shares will be voted as recommended by the Board of Directors. If you wish to give a proxy to someone other than those designated on the proxy card, you may do so by crossing out the names of the designated proxies and inserting the name of another person. The person representing you should then present your signed proxy card at the meeting.

Vote by Ballot at the Meeting

You may also attend the meeting and vote by a ballot that you will receive at the meeting. The Admission Ticket to the meeting is attached to your proxy card.

If You Change Your Mind After Voting

You can revoke your proxy at any time before it is voted. You can write to the Corporate Secretary stating that you wish to revoke your proxy and that you need another proxy card. More simply, you can vote again, either over the Internet or by telephone. Your last vote is the vote that will be counted. If you attend the meeting, you may vote by ballot, canceling any previous proxy vote.

Required Vote

Holders of a majority of the outstanding shares must attend or be represented by proxy at the Annual Meeting to constitute a quorum so that business may be conducted. Carpenter's By-Laws and Delaware law govern the vote needed to approve the proposals. Directors are elected by a plurality of the votes cast. A majority of the votes cast must approve the appointment of independent accountants.

Stockholders who abstain from voting or withhold authority to vote for directors, nevertheless, are considered "present" at the meeting and their shares will be counted towards the quorum. In addition, the shares of these holders will be included in the vote calculation for election of the directors and approval of the independent accountants. The practical effect is that these shares are cast against the proposals because they increase the absolute number of votes required for stockholder approval of the proposals.

Brokers who hold shares in street name for customers have discretionary authority to vote on certain routine matters, such as the election of directors and approval of independent accountants in the absence of instruction from the customers who are the beneficial owners. A "broker non-vote" occurs when brokers do not have such discretionary voting authority under rules of the New York Stock Exchange. Because brokers will have discretionary authority to vote on Carpenter's proposals to elect directors and to approve the appointment of PricewaterhouseCoopers, there will be no broker non-votes.

Stockholder Nominations to the Board of Directors

The Corporate Governance Committee will consider sound and meritorious nomination suggestions from stockholders. Under Carpenter's By-Laws, all letters of recommendation for nomination at the 2002 Annual Meeting of Stockholders must be received by the Corporate Secretary at Carpenter's headquarters between July 30, 2002 and August 29, 2002. Your notice to the Secretary should contain your name, address and number of shares of Carpenter stock you own, in addition to the following information:

- For each person you propose to nominate for election as a director specify:

    (i)   name, age, business address and residence address;

    (ii) principal occupation or employment;

    (iii) number of shares of Carpenter stock beneficially owned by the person; and

    (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Schedule 14A under the proxy rules.

- A signed statement from the person recommended for nomination indicating that he or she consents to be considered as a nominee.

Carpenter may require any proposed nominee to furnish other information reasonably necessary to determine the person's eligibility to serve as a director of Carpenter. Only individuals nominated in accordance with Carpenter's By-Laws and applicable law are eligible for election as a director.

2002 Stockholder Proposals

If you wish to include a proposal in the Proxy Statement for the 2002 Annual Meeting of Stockholders, you must submit your written proposal so that Carpenter receives it no later than May 24, 2002. The proposal should be mailed by certified mail, return receipt requested, and must comply in all respects with applicable rules and regulations of the Securities and Exchange Commission, the laws of the state of Delaware and Carpenter's By-Laws. Stockholder proposals may be mailed to the Corporate Secretary, Carpenter Technology Corporation, 1047 North Park Road, Wyomissing, PA 19610-1339.

Under Carpenter's By-Laws, stockholder proposals that are not included in the proxy materials may be presented at the 2002 Annual Meeting of Stockholders only if they meet the above requirements and the Corporate Secretary is notified in writing of the proposals between July 30, 2002 and August 29, 2002. For each matter that you wish to bring before the meeting, provide the following information:

    (i)   brief description of the business and the reason for bringing it to the meeting;

    (ii) your name and record address;

    (iii) the number of shares of Carpenter stock that you own; and

    (iv) any material interest (such as financial or personal interest) that you have in this matter.

OWNERSHIP OF CARPENTER STOCK BY CERTAIN BENEFICIAL OWNERS

Listed below are the only individuals and entities known by Carpenter to own more than 5% of the common stock as of August 31, 2001:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent[1] of Class
State Street Bank and Trust Company P.O. Box 1389 Boston, MA 02104	2,563,993[2]	10.7%
Peter C. and Ada E. Rossin 1500 Oliver Building Pittsburgh, PA 15222	2,389,494[3]	10.0%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	1,759,500[4]	7.3%

(1) The percentages are calculated on the basis of the common stock outstanding plus the common stock that would be outstanding if the shares of convertible preferred stock in the ESOP were converted, using the conversion ratio of one preferred share equal to 2,000 shares of common stock.

(2) Acting as trustee for various collective investment funds for employee benefit plans, other index accounts, and various personal trusts, State Street Bank and Trust Company has voting and investment power over these shares as follows:

- Sole voting power: 284,798
- Sole investment power: 264,661
- Shared voting and investment power: 2,279,195 shares, including 803,183 shares of common stock, if the shares of series A convertible preferred stock actually held in the ESOP were converted into common stock using the ratio of one preferred share equal to 2,000 shares of common stock.

(3) These shares are subject to a standstill agreement between Carpenter and the Rossins. This agreement was entered into when Carpenter purchased Dynamet Incorporated in 1997. The standstill agreement provides certain limitations on the Rossins' ability to buy or sell the common stock, solicit proxies, participate in a tender offer, business combination or restructuring of voting securities affecting Carpenter and on the Rossins' ability to seek control of or influence Carpenter's Board or Management. In addition, the standstill agreement provides that the Board will recommend the election, as a director of Carpenter, of Mr. Rossin or another person that Mr. Rossin and the other former Dynamet shareholders designate, if the person is reasonably acceptable to the Board. The standstill agreement expires in 2007, unless terminated earlier because of a change in control of Carpenter or a reduction below 5% of the voting power of the former Dynamet shareholders.

(4) This information is as of June 30, 2001 and is taken from a Form 13F filed by Dimensional Fund Advisors, Inc. ("Dimensional"). Dimensional is an investment advisor registered under the Investment Advisors Act. It furnishes investment advice to four investment companies and serves as investment manager to certain other investment vehicles, including commingled group trusts. In its role as investment advisor and investment manager, Dimensional possessed sole voting and investment power over all of these shares of Carpenter stock. The investment companies and investment vehicles own all these shares. Dimensional disclaims beneficial ownership of these shares.

OWNERSHIP OF CARPENTER STOCK BY DIRECTORS AND OFFICERS

The following table shows the ownership of Carpenter common stock as of August 31, 2001, by each director, Carpenter's six most highly compensated executive officers during fiscal 2001 (the "Named Executive Officers") and the directors and officers as a group. Except as noted below, the directors and officers have sole voting and investment power over these shares of common stock.

Director and Officer Stock Ownership

Name	Number of Shares Beneficially Owned[1]	Director Stock Units[2]	Shares and Units Beneficially Owned	Percentage of Outstanding Shares[3]
Bennett, M. C.	14,068	2,025	16,093	
Cardy, R. W.	259,331	—	259,331[4],[5]	1.1
Dietrich, W. S.	15,248	1,866	17,114	
Draeger, D. M.	159,190	—	159,190[4]	.7
Evarts, C. M.	19,573	3,749	23,322	
Fitzpatrick, J. M.	10,434	1,412	11,846	
Hudson, W. J.	16,332	3,105	19,437	
Lawless, R. J.	10,592	1,392	11,984	
Miller, M.	19,281	2,875	22,156	
Pokelwaldt, R. N.	9,262	1,198	10,460	
Rossin, P. C.	2,278,650	2,784	2,281,434[5],[6]	9.5
Turner, K. C.	13,840	1,582	15,422	
Ward, S. M.	0	236	236	
Wolfe, K. L.	15,276	1,694	16,970	
Cottrell, G. W.	95,374	—	95,374[4]	.4
Shor, M. L.	61,871	—	61,871[4]	.3
Torcolini, R. J.	112,921	—	112,921[4],[5]	.5
Welty, J. R.	57,801	—	57,801[4],[5]	.2
All directors and officers as a group (25 in all)	3,294,217	23,918	3,318,135[4],[5]	13.8

(1) The amounts include the following shares of common stock that the individuals have the right to acquire by exercising outstanding stock options within 60 days after August 31, 2001:

M. C. Bennett	12,000	W. J. Hudson	12,000	K. L. Wolfe	14,000
R. W. Cardy	194,600	R. J. Lawless	8,000	G. W. Cottrell	82,120
W. S. Dietrich	12,000	M. Miller	16,000	M. L. Shor	47,600
D. M. Draeger	98,700	R. N. Pokelwaldt	8,000	R. J. Torcolini	92,580
C. M. Evarts	16,000	K. C. Turner	12,502	J. R. Welty	46,380
J. M. Fitzpatrick	9,000				

All directors and officers as a group 777,522

(2) These stock units convert to an equivalent number of shares of common stock upon the director's retirement or termination of service due to disability. Because of the standstill agreement with Carpenter, the value of Mr. Rossin's stock units will be paid in cash. The value of the stock units tracks the value of the common stock, but the units have no voting rights.

(3) Ownership is rounded to nearest 0.1% and is less than 0.1% except where stated. Stock units are not included in the calculation of percentage of outstanding shares owned.

(4) The amounts include the following shares of common stock held in the Savings Plan and the ESOP (if the preferred stock actually held in the ESOP were converted into common stock using the ratio of one preferred share equal to 2,000 shares of common stock):

R. W. Cardy	21,095	D. M. Draeger	5,146	R. J. Torcolini	2,353
G. W. Cottrell	3,575	M. L. Shor	5,783	J. R. Welty	6,153

All officers as a group 63,043

(5) Voting and investment power is shared with respect to the following shares of common stock:

R. W. Cardy	21,666
P. C. Rossin	2,278,650
R. J. Torcolini	6,362
J. R. Welty	260

All directors and officers as a group 2,312,091

(6) Mr. Rossin's shares are subject to an agreement with Carpenter. See footnote 3 on page 4.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Following the Annual Meeting, Carpenter's Board of Directors will consist of 12 directors serving in three classes. Each class of directors serves for a period of three years. The term of office of one class of directors expires each year at the annual meeting.

Mr. Robert W. Cardy, former Chairman and Chief Executive Officer, retired from the Board effective July 1, 2001, upon his retirement from Carpenter. Dr. C. McCollister Evarts is retiring from the Board on the date of the 2001 Annual Meeting. He is retiring pursuant to Carpenter's By-Laws which generally require any Director to retire at the next annual meeting of stockholders after the Director attains age 70.

Messrs. Lawless, Pokelwaldt and Ward and Ms. Turner have been nominated for re-election at the 2001 Annual Meeting of Stockholders. If elected, their terms will expire at the October 2004 Annual Meeting. The biographical summaries of the nominees and the remaining eight directors whose terms are continuing appear below. Unless otherwise directed by the stockholders, the shares represented by the proxies will be voted for the four nominees. Each nominee has consented to being nominated as a director and as far as the Board and Management are aware, will serve as a director if elected.

The Board of Directors recommends that you vote FOR the election of Messrs. Lawless, Pokelwaldt and Ward and Ms. Turner.

Nominees — Terms to Expire 2004



ROBERT J. LAWLESS, age 54, is Chairman, President and Chief Executive Officer and Director of McCormick & Company, Incorporated, a supplier of spices, seasonings, flavorings and specialty foods. Mr. Lawless became Executive Vice President and Chief Operating Officer of McCormick in 1995 and President and Chief Operating Officer in 1996. He serves as Vice Chair of the Board of Directors of Kennedy Krieger Institute, and as a member of the Board of Directors of the Grocery Manufacturers of America, Inc., Grant-A-Wish Foundation, Maryland Business Roundtable for Education, Inc. and the Junior Achievement of Central Maryland Executive Council. He also serves on the Board of The Baltimore Life Companies, Owings Mills, MD. Mr. Lawless has been a Director of Carpenter since 1997, is a member of the Audit Committee and chairs the Corporate Governance Committee.



ROBERT N. POKELWALDT, age 65, retired as Chairman and Chief Executive Officer and a Director of York International Corporation in November 1999. York International Corporation is a manufacturer of heating, ventilating, air conditioning and refrigeration products. Mr. Pokelwaldt joined Applied Systems Worldwide, a division of York International, as Vice President in 1988. He was named President and Chief Operating Officer in 1990, President and Chief Executive Officer in 1991, and Chairman and Chief Executive Officer in 1993. Mr. Pokelwaldt also serves as a Director of Mohawk Industries, Inc., G.P.U., Inc., Intersil Corporation and Susquehanna Pfaltzgraff Corporation. Mr. Pokelwaldt has been a Director of Carpenter since 1998 and is a member of the Corporate Governance and Human Resources Committees.



KATHRYN C. TURNER, age 54, is Chairperson, Chief Executive Officer and President of Standard Technology, Inc. Ms. Turner founded Standard Technology, Inc., a management and technology solutions firm with a focus in the healthcare sector, in 1985. Standard Technology, Inc. is headquartered in Falls Church, VA, with employees in over 12 states. Ms. Turner also serves on the Boards of Directors of Phillips Petroleum Company, Schering-Plough Corporation, the National Capitol Area Council of the Boy Scouts of America and Children's Hospice International and she has served as a Director for the Urban League (Northern Virginia Chapter). In 1994, she received a Presidential appointment to serve on the President's Export Council, after serving a one-year term on the ExIm Bank Advisory Committee. In 1993, she was appointed to the Commission on the Future of Worker-Management Relations, a joint commission of the Departments of Labor and Commerce, established by President Clinton. In 1992, she was the first woman appointed by Secretary Cheney to the Defense Policy Advisory Committee on Trade (DPACT). Ms. Turner is the 1998 Black Engineer Entrepreneur of the Year; a 1994 recipient of the Northern Virginia Urban League's Shining Star Award; and a 1994 recipient of the National Association of Black Telecommunications Professionals, Inc.'s Granville T. Woods Award. Ms. Turner has been a Director of Carpenter since 1994 and is a member of the Corporate Governance and Human Resources Committees.



STEPHEN M. WARD JR., age 46, is General Manager, Industrial Sector for International Business Machines Corporation (IBM). IBM uses advanced information technology, including systems, products, services, software and financing, to provide customer solutions. Prior to assuming his current position, Mr. Ward was Vice President, Business Transformation and Chief Information Officer, with responsibility for overseeing IBM's e-business initiatives. Mr. Ward joined IBM in 1978 as an engineer and has held various management positions in manufacturing, production control and project development. He served as an administrative assistant to the IBM Chairman in 1985 and was named Program Director, Customer Satisfaction for manufacturing in 1990. Mr. Ward was named Director of System Manufacturing and Production Process in 1992 and became Director of Manufacturing and Development Systems in 1993. He was appointed Vice President, Information Technology, IBM Personal Computer Company in 1994 and named General Manager, IBM Mobile Computing, IBM Personal Computing Company, in 1996. Mr. Ward has been a Director of Carpenter since March 2001 and is a member of the Audit and Corporate Governance Committees.

Incumbent Directors to Continue in Office

The following are the other directors whose terms continue after this year's meeting, as indicated:

Terms to Expire 2002



MARCUS C. BENNETT, age 65, retired as Executive Vice President and Chief Financial Officer of Lockheed Martin Corporation in January 1999; he had held these positions since 1988. Lockheed Martin researches, designs, develops, manufactures and integrates advanced technology systems, products and services. Mr. Bennett joined Martin Marietta Corporation in 1959 and held various administrative and finance positions with Martin Marietta and Lockheed Martin Corporation. He is also a Director of Lockheed Martin Corporation and Martin Marietta Materials, Inc., as well as a member of the Georgia Tech Advisory Board. Mr. Bennett has been a Director of Carpenter since 1993, is a member of the Corporate Governance Committee and chairs the Finance Committee.



WILLIAM S. DIETRICH II, age 63, is Chairman of Dietrich Industries, Inc., and President of Mallard Fund, Inc. Mr. Dietrich served as President of Dietrich Industries, Inc., from 1968 to 1998. Dietrich Industries, a subsidiary of Worthington Industries, Inc., is a manufacturer of metal framing for commercial and residential construction markets. Mr. Dietrich serves as a Director of Worthington Industries, Inc. He is an active community leader, serving on 11 boards in western Pennsylvania, including Carnegie Museums of Pittsburgh, the Allegheny Conference on Community Development, the University of Pittsburgh and the Pittsburgh Symphony Society. Mr. Dietrich has been a Director of Carpenter since 1996 and is a member of the Finance and Audit Committees.



DENNIS M. DRAEGER, age 60, is Chairman, President and Chief Executive Officer and a Director of Carpenter Technology Corporation. Prior to his current position, Mr. Draeger was President and Chief Operating Officer, a position he held since June 1999. Mr. Draeger became Senior Vice President—Specialty Alloys Operations for Carpenter in 1996 and Executive Vice President of Carpenter in 1998. He was a Director of Carpenter from 1992 through June 1996, at which time he resigned from the Board. He was re-elected as a Director effective June 1, 1999. Previously, Mr. Draeger became Group Vice President for Armstrong World Industries, Inc., in 1988, and President of Worldwide Floor Products Operations for Armstrong World Industries, Inc., in 1994. Mr. Draeger is a member of the Finance Committee.



J. MICHAEL FITZPATRICK, age 54, is President and Chief Operating Officer and a Director of Rohm and Haas, a specialty chemicals company. Dr. Fitzpatrick was elected Vice President and Director of Research in 1993 and served as Vice President and Chief Technology Officer from 1995 through 1998. He is also a Director of McCormick and Company, Incorporated, is Chairman of the Pennsylvania Division of the American Cancer Society, and is also a member of the Board of Trustees of the Franklin Institute. Dr. Fitzpatrick has been a Director of Carpenter since 1997 and is a member of the Audit and Human Resources Committees.



MARLIN MILLER JR., age 69, is Chairman and Chief Executive Officer and a Director of Arrow International, Inc. Mr. Miller founded Arrow International, Inc. in 1975. Arrow is located in Reading, Pennsylvania, and is a leading producer of medical devices for critical care medicine. He serves as a member of the Board of Trustees of Alfred University and as a Director of The Reading Hospital & Medical Center. Mr. Miller has been a Director of Carpenter since 1989, is a member of the Corporate Governance Committee and chairs the Human Resources Committee.

Terms to Expire 2003



WILLIAM J. HUDSON JR., age 67, retired as Vice Chairman and Director of AMP Incorporated in April 1999. AMP is a manufacturer of electrical and electronic connectors and interconnection systems. Mr. Hudson joined AMP Incorporated in 1961 and held a variety of management positions, becoming Executive Vice President, International, in 1991, a Director in 1992, and Chief Executive Officer and President in 1993, a position he held until 1998. He also served as Chairman of the Pacific Basin Economic Council, Vice Chairman of the National Association of Manufacturers and is a member of the Executive Committee of the U.S. Council of International Business. Previously, he was a member of the Board of Governors of the National Electrical Manufacturers Association and the Business Roundtable, as well as a Presidential Appointee to the Advisory Council on U.S. Trade Policy. He also serves as a Director of The Goodyear Tire & Rubber Company, Keithley Instruments, Inc., Elderport, Inc. and High Street Capital. Mr. Hudson has been a Director of Carpenter since 1992 and is a member of the Audit and Finance Committees.



PETER C. ROSSIN, age 77, is the former Chairman, Chief Executive Officer and founder of Dynamet Incorporated, a subsidiary of Carpenter. Before founding Dynamet, a maker of titanium bar and wire and specialty alloy powder products in 1967, Mr. Rossin held various production and operations positions at Crucible Steel Corporation, Fansteel Metallurgical Corporation, and Cyclops Corporation. Mr. Rossin has been a Director of Carpenter since 1997 and is a member of the Audit and Human Resources Committees.



KENNETH L. WOLFE, age 62, is Chairman of the Board of Hershey Foods Corporation, a producer of chocolate and confectionery products. He served as Chairman of the Board and Chief Executive Officer of Hershey Foods Corporation until March 2001. Mr. Wolfe was elected Vice President, Finance and Chief Financial Officer of Hershey in 1981; Senior Vice President, Chief Financial Officer and a Director in 1984; and President and Chief Operating Officer in 1985, a position he held through 1993. He also serves as a Director of Bausch & Lomb Inc., G.P.U., Inc. and the Hershey Trust Company, and is a member of the Board of Managers of Milton Hershey School. Mr. Wolfe has been a Director of Carpenter since 1995, is a member of the Human Resources Committee and chairs the Audit Committee.

OTHER INFORMATION ABOUT THE BOARD OF DIRECTORS

The Board of Directors held 10 meetings during fiscal year 2001. In addition, there were 13 Committee meetings. The average attendance for Carpenter's directors at these meetings was 98%.

Committees of the Board

The Board of Directors has four standing Committees: Audit, Corporate Governance, Human Resources and Finance. No member of the Audit, Corporate Governance or Human Resources Committee may be an employee or former employee of Carpenter.

BOARD COMMITTEES

Committee and Members	Selected Functions of the Committee	2001 Meetings
Audit Committee Kenneth L. Wolfe, Chairman William S. Dietrich II J. Michael Fitzpatrick William J. Hudson Jr. Robert J. Lawless Peter C. Rossin Stephen M. Ward Jr.	• Reviews the adequacy of Carpenter's financial reporting, accounting systems and controls • Recommends independent accountants for financial audits • Evaluates Carpenter's internal and external auditing procedures and security of information systems • Reviews Carpenter's environmental compliance activities • Maintains a direct line of communication with independent accountants and the Manager-Internal Audit	3
Corporate Governance Committee Robert J. Lawless, Chairman Marcus C. Bennett C. McCollister Evarts Marlin Miller Jr. Robert N. Pokelwaldt Kathryn C. Turner Stephen M. Ward Jr.	• Reviews and recommends proposed changes to the Certificate of Incorporation and By-Laws • Reviews stockholder proposals • Recommends Board size, composition and committee structure • Reviews, evaluates and recommends nominees for election or re-election to the Board and assignment to the Committees • Maintains guidelines for directors' duties and obligations	3
Human Resources Committee Marlin Miller Jr., Chairman J. Michael Fitzpatrick Robert N. Pokelwaldt Peter C. Rossin Kathryn C. Turner Kenneth L. Wolfe	• Reviews and recommends to the Board the salary of CEO and other executive officers, approves salary and other compensation of other officers • Oversees Carpenter's various benefit pension plans • Reviews officers' succession plans • Reviews Carpenter's progress on equal opportunity matters, employee health and safety and worker's compensation costs	4
Finance Committee Marcus C. Bennett, Chairman Robert W. Cardy William S. Dietrich II Dennis M. Draeger C. McCollister Evarts William J. Hudson Jr.	• Reviews and recommends actions to the Board relating to Carpenter's capital structure, pension fund asset management and dividend policy	3

Director Compensation Program

No director who is an employee of Carpenter is compensated as a member of the Board or as a member of any Committee of the Board. Compensation for non-employee directors consists of an annual retainer of $20,000 and a fee of $1,000, plus travel expenses, where appropriate, for each Board meeting attended and a fee of $800 for each Committee meeting attended. Each Committee Chairperson receives an additional annual retainer of $3,000. At least 50% of the $20,000 annual retainer for Board service is paid in stock units that convert to an equivalent number of shares of common stock following retirement or termination of service due to disability. The value of these stock units will vary depending on the fair market value of the shares of common stock. At the director's election, the remaining 50% of the retainer is paid in cash or deferred and paid in either cash or shares of stock at the time of distribution.

Each non-employee who joins the Board is granted an option to purchase 2,000 shares of common stock. In addition, following each annual meeting, each non-employee director is granted an option to purchase 2,000 shares. These options permit the director, after one year of service following the grant, to purchase shares of common stock at the stock's fair market value on the date of grant. The options expire ten years from the date of grant.

AUDIT COMMITTEE REPORT

The Board of Directors has charged the Audit Committee with a number of responsibilities, including review of the adequacy of Carpenter's financial reporting and accounting systems and controls. The Committee has a direct line of communication with Carpenter's independent accountants and the Manager-Internal Audit. The Committee is composed entirely of independent directors as defined by the listing standards of the New York Stock Exchange. The Board has adopted a written Audit Committee charter, a copy of which was included as an appendix to Carpenter's Proxy Statement dated September 18, 2000.

In the discharge of its responsibilities, the Audit Committee has reviewed and discussed with management and the independent accountants Carpenter's audited financial statements for fiscal 2001. In addition, the Committee has discussed with the independent accountants matters such as the quality (in addition to acceptability), clarity, consistency and completeness of Carpenter's financial reporting, as required by Statement on Auditing Standards No. 61, Communication with Audit Committees.

The Audit Committee has considered the compatibility of the provision of non-audit services with the independent accountants' maintenance of independence and has received from the independent accountants written disclosures and a letter concerning the independent accountants' independence from Carpenter, as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. These disclosures have been reviewed by the Committee and discussed with the independent accountants.

Based on these reviews and discussions, the Committee has recommended to the Board that the audited financial statements be included in Carpenter's 2001 Annual Report on Form 10-K, for filing with the SEC.

SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Kenneth L. Wolfe, Chairman   J. Michael Fitzpatrick
William J. Hudson Jr.   Peter C. Rossin
William S. Dietrich II   Stephen M. Ward Jr.
Robert J. Lawless

HUMAN RESOURCES COMMITTEE REPORT

The Human Resources Committee of the Board of Directors is composed entirely of nonmanagement Directors. The Committee is responsible for the establishment and oversight of Carpenter's executive compensation programs.

Compensation Philosophy

Carpenter's executive compensation programs are designed to fulfill the following objectives:

—Attract, retain and motivate highly effective executives;

—Link executive reward with enhanced stockholder value and profitability;

—Reward sustained corporate, functional and/or individual performance with an appropriate base salary and incentive opportunity;

—Link pay to Carpenter's financial performance and the achievement of Carpenter's strategic business objectives; and

—Stimulate and sustain significant management ownership in Carpenter.

This philosophy remains unchanged in 2001 and continues to serve as the foundation for executive compensation policy and program application.

Carpenter targets pay at market competitive (median) levels for achievement of expected levels of performance. During fiscal 2001, the Committee worked with a nationally recognized, independent consulting firm to review the competitiveness of the executive compensation program. This review is done on an annual basis. The analysis compares Carpenter's pay levels to the pay levels of a group of general industrial and manufacturing companies of similar size. These companies reflect the Corporation's labor pool for executive talent rather than Carpenter's competitors.

On an overall basis, Carpenter's executive compensation is below competitive levels of pay. The competitive shortfall is primarily driven by actual bonuses being below target levels in fiscal 2000, no bonus payouts in fiscal 2001, and the long-term incentive grants being below competitive levels. The nature and magnitude of pay varies for each Named Executive Officer.

Base Salary

In general, base salaries are targeted at market 50th percentile levels and are adjusted by the Committee to recognize each individual's responsibility, experience, and value to the organization.

Annual Incentives

The Executive Annual Compensation Plan ("EACP") provides short-term variable compensation for the Named Executive Officers and other eligible executives with payments based on combinations of corporate and business unit financial performance. For fiscal year 2001, the Committee established corporate earnings per share (EPS), excluding the pension credit, as the corporate incentive target. In addition to EPS, business unit return on net assets ("RONA") and earnings before interest and taxes ("EBIT") were established as additional components for Messrs. Shor and Torcolini. Threshold levels of financial results must be attained to earn awards under the Plan. For fiscal year 2002, the Committee recommended, and the full Board approved, EPS, cash flow (cash after dividends and capital expenditures) and economic profit as the key corporate measures for the EACP. Economic profit is defined as net operating profit less a charge for cost of capital.

Given the Corporation's fiscal year 2001 performance in relation to EPS, there was no bonus payout under this component for Messrs. Cardy, Draeger, Cottrell, Welty, Shor and Torcolini. There was also no bonus payout for Mr. Shor under the RONA target established for SAO. Although the corporate EPS threshold target was not achieved, the EACP payments for Mr. Torcolini were based upon attainment of targeted RONA and EBIT performance of Dynamet and the Engineered Products Group. As a result the EACP payments for Mr. Torcolini were 121% and 115% of the financial targets established for Dynamet and the Engineered Products Group, respectively.

Long-Term Incentives

Carpenter continues to deliver a significant portion of an executive's total pay opportunity in the form of long-term incentive compensation. Long-term incentives are viewed to be a key program element, given the Committee's desire to reinforce connections between sustainable financial performance, shareholder value creation and executive pay. Long-term incentive awards include grants of nonqualified stock options and performance shares. There were no payouts under the performance share plan for the period ending June 30, 2001. Effective July 1, 2001, future cycles under the performance share plan were discontinued.

The 2001 stock option awards were issued with exercise prices equal to the fair market value of the underlying shares. The magnitude of stock option grants is reviewed annually. Based on a review conducted by an outside consulting firm, the June 25, 1998 long-term incentive grant guidelines remained largely unchanged in 2001. While competitive practices influence long-term incentive grant guidelines, actual grants can be increased or decreased based on the Committee's assessment of Carpenter's performance, individual contribution and other relevant factors.

Stock Ownership Guidelines

Carpenter introduced stock ownership guidelines in 1997 to further its objective of increasing management's ownership stake in the Corporation. Over time, executives are expected to achieve and maintain ownership of certain amounts of common stock. The Chief Executive Officer and Chief Operating Officer are expected to own 3 times their base salary in Carpenter stock. Senior Vice Presidents and Vice Presidents are expected to own 1.5 times their base salary in Carpenter stock and other covered executives are expected to own Carpenter stock in the amount of their base salary. The primary intent of these guidelines is to significantly increase the extent to which each executive's personal wealth is directly linked to the performance of Carpenter's common stock. During 2001, beneficial share ownership of the Named Executive Officers increased 25% relative to 2000 ownership levels.

Policy with Respect to the $1 Million Deduction Limit

Section 162(m) of the Internal Revenue Code generally limits the corporate tax deduction for compensation paid to certain individuals, including the Named Executive Officers, to $1 million, unless certain requirements are met. Carpenter's long-term incentive arrangements have been generally structured to conform with Internal Revenue Code guidelines for performance-based compensation and, as such, should preserve the deductibility of these amounts. The Committee will continue to monitor the potential deductibility of other components of the Corporation's pay package.

CEO Compensation

The Committee recommends and the full Board of Directors sets the salary of the CEO, as well as the salary of the other Named Executive Officers. The Board accepted the Committee's recommendation relating to the salaries of the Named Executive Officers.

Mr. Cardy's fiscal 2001 compensation was based on the performance of Carpenter in fiscal 2000. In fiscal 2000, Mr. Cardy led the Corporation to improved performance over fiscal 1999 performance. In fiscal 2000, net sales were up 6% from the prior year to approximately $1.1 billion. Diluted earnings per share increased 18% before a special charge in fiscal 1999, to $2.31. Net income increased from $45.6 million before a special charge in 1999, to $53.3 million — a 17% increase.

At the end of fiscal year 2001, Mr. Cardy retired as Chairman and CEO. The Board elected Mr. Draeger to succeed him.

In fiscal 2001, an outside consulting firm completed a detailed competitive analysis of total compensation for the Chief Executive Officer. As a result, the Board decided, upon recommendation of the Committee, to make adjustments to Mr. Draeger's compensation as described below.

Annual Base Salary

Based on his promotion to Chairman, President and CEO, and in conjunction with competitive data supplied by an outside consulting firm, Mr. Draeger's base salary was increased to $500,000, effective July 1, 2001.

Annual Incentives

There were no bonus payments made to either Mr. Cardy or Mr. Draeger for fiscal year 2001.

Long-Term Incentives

During fiscal 2001, the Committee approved a grant to Mr. Draeger of 70,000 non-qualified stock options. In addition, the Committee granted him 20,000 restricted shares, with the restrictions being removed in equal increments over a four-year period. Due to his pending retirement, Mr. Cardy was not awarded options or restricted shares in fiscal 2001. Neither Mr. Cardy nor Mr. Draeger received a payout for the Cycle III performance period ending June 30, 2001.

SUBMITTED BY THE HUMAN RESOURCES COMMITTEE OF THE BOARD OF DIRECTORS

Marlin Miller Jr., Chairman	Peter C. Rossin
Dr. J. Michael Fitzpatrick	Kathryn C. Turner
Robert N. Pokelwaldt	Kenneth L. Wolfe

EXECUTIVE COMPENSATION

The following table contains information concerning the compensation paid by Carpenter for services rendered during the fiscal years ended June 30, 2001, 2000 and 1999 to Carpenter's Chief Executive Officer and each of the other Named Executive Officers.

Summary Compensation Table

| Name and Principal Position | Fiscal Year | Annual Compensation(1) | | Long Term Compensation | | | All Other Compensation(4) $ |
| | | | | Awards | | Payouts | |
		Base Salary Paid $	Bonus $	Restricted Stock(2) $	Securities Underlying Options #	LTIP(3) $	
Robert W. Cardy	2001	560,769	0	0	0	0	17,216
Chairman and Chief	2000	560,769	278,029	0	45,000	0	17,190
Executive Officer	1999	536,926	0	0	77,900	32,762	16,480
Dennis M. Draeger	2001	400,000	0	601,000	70,000	0	12,399
President and Chief	2000	392,308	184,786	0	20,000	0	12,132
Operating Officer	1999	356,923	0	484,695	36,600	16,766	11,076
Robert J. Torcolini	2001	280,000	144,300	90,150	20,000	0	8,792
Senior Vice President,	2000	270,892	110,026	0	32,700	0	8,495
Engineered	1999	244,800	51,561	274,661	16,900	6,083	7,349
Products Operations							
G. Walton Cottrell	2001	254,400	0	0	0	0	8,029
Senior Vice President	2000	264,185	103,698	0	9,000	0	8,297
—Strategic Planning	1999	228,216	0	0	21,600	11,425	7,217
Michael L. Shor	2001	220,000	0	90,150	20,000	0	6,993
Senior Vice President,	2000	202,308	68,244	108,000	24,200	0	6,439
Specialty Alloys	1999	155,565	0	0	12,200	3,056	5,040
Operations							
John R. Welty	2001	194,939	0	0	10,000	0	6,242
Vice President,	2000	191,000	70,069	0	8,000	0	6,123
General Counsel	1999	185,576	0	0	13,000	5,341	5,912
And Secretary							

———————

(1) There is no "Other Annual Compensation" to report and this column has been omitted pursuant to SEC rules.

(2) Messrs. Draeger, Torcolini and Shor were awarded restricted stock in fiscal 2001. The restricted stock awarded to Messrs. Torcolini and Shor will vest over a three-year period, with one-third of the award vesting each year. The restricted stock awarded to Mr. Draeger will vest over a four-year period, with one-fourth of the award vesting each year. Mr. Shor was also awarded restricted stock in fiscal 2000, that will vest in 2005. Messrs. Draeger and Torcolini were awarded restricted stock in fiscal 1999 that will vest in 2004. The value of restricted stock reported in the table is based on the closing price of the stock on the date that the stock was granted. At the end of the fiscal year, the total restricted stock granted to Messrs. Draeger, Torcolini and Shor was valued at $1,025,150, $336,835 and $219,675, respectively, based on the June 29, 2001 closing price of $29.29. Carpenter does not pay dividends on these shares of restricted stock.

(3) This column reports the cash value earned in performance shares following fiscal year 1999. The number of shares awarded was based on Carpenter's average ROE over a three-year period relative to the performance of the S&P 500.

(4) These are amounts contributed by Carpenter for fiscal year 2001, 2000, and 1999 for the Named Executive Officers under the Savings Plan, the Deferred Compensation Plan for Officers and Key Employees and the ESOP (ESOP units contributed because of dividend equivalents on the ESOP account balance are not included). Due to the timing of contributions on a fiscal year basis, some of the amounts contributed under the Savings plan exceed the IRS calendar year limit. For fiscal 2001, these contributions were as follows:

Savings Plan:

Cardy	$5,100	Draeger	$5,100	Torcolini	$5,205
Cottrell	$5,100	Shor	$5,238	Welty	$5,196

Deferred Compensation Plan:

Cardy	$11,723	Draeger	$6,906	Torcolini	$3,194
Cottrell	$ 2,536	Shor	$1,362	Welty	$ 653

ESOP: 11.24 units (exclusive of amounts for dividends) of preferred stock were allocated on December 31, 2000 to each of the accounts of Messrs. Cardy, Cottrell, Draeger, Shor, Torcolini and Welty. At this time, each unit was valued at $35.

Stock Options

The following table shows as to the Named Executive Officers, certain information concerning stock options granted as of the end of fiscal year 2001. Due to their pending retirements, Messrs. Cardy and Cottrell did not receive stock option awards. While Carpenter's stock-based incentive plan permits the granting of stock appreciation rights (SARs), there were no SARs granted in fiscal year 2001 and there are no SARs outstanding at this time.

Stock Option Grants In Fiscal Year 2001

Name	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Or Base Price ($/SH)	Expiration Date	Grant Date Present Value(2)
Dennis M. Draeger	70,000	17.1%	$30.05	06/21/2011	$497,700
Robert J. Torcolini	20,000	4.9%	$30.05	06/21/2011	$142,200
Michael L. Shor	20,000	4.9%	$30.05	06/21/2011	$142,200
John R. Welty	10,000	2.4%	$30.05	06/21/2011	$ 71,100

(1) Options are granted at the market value on the date of grant, are exercisable after one year of employment following the date of grant, and will expire no later than ten years after the date of grant.

(2) Based on the Black-Scholes option-pricing model adapted for use in valuing officer stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. The estimated values under this model are based on certain assumptions for stock price volatility, risk-free interest rates and future dividend yield. Specifically, the Black-Scholes valuation employed the following factors: risk-free rate of return of 4.8% based upon the five-year Treasury rates as of grant date, a dividend yield of 4.4% based upon the annualized value of the quarterly dividend preceding the option grant date, exercise term of five years, stock price volatility of 32.84% based upon the variance in daily stock price changes for the five years preceding the option grant date, and that no adjustments have been made for transferability or risk of option forfeiture.

Stock Option Exercises and Fiscal Year End Holdings

Name	Shares Acquired on Exercise (#)	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options at Fiscal Year End(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert W. Cardy	0	0	194,600	0	498,523	0
Dennis M. Draeger	0	0	98,700	70,000	223,252	0
Robert J. Torcolini	0	0	92,580	20,000	271,022	0
G. Walton Cottrell	4,340	20,615	82,120	0	104,837	0
Michael L. Shor	0	0	47,600	20,000	190,169	0
John R. Welty	0	0	46,380	10,000	93,695	0

(1)   Based on the June 29, 2001 closing price of $29.29 per share of common stock.

Special Severance Agreements

During fiscal year 2001, Carpenter amended and restated its Special Severance Agreements with Messrs. Draeger, Torcolini, Shor and Welty. Under these agreements, if the officer's employment is terminated following a "change in control" of Carpenter, the officer will receive his full salary and all bonuses, pension and other benefits through the termination date. In addition, if the termination is by Carpenter, other than for cause, or by the officer for good reason, the officer will receive (1) a lump sum payment equal to three (two in the case of Mr. Cottrell) years' salary and full annual bonus (computed without regard to actual attainment of relevant performance goals), (2) an enhanced pension benefit either paid as a lump sum from general assets or under the SERP and (3) the value of all outstanding options and restricted stock, whether or not then vested. In addition, under similar circumstances, the agreements with Messrs. Draeger, Shor, Torcolini and Welty provide continuation of all other active benefits for three years, tax and financial planning for three years, outplacement services, Company payment of any federal excise tax created by the agreement and reimbursement of any legal fees for enforcing or defending the agreement. The amended and restated Special Severance Agreements are currently effective and automatically renew for three-year periods on an evergreen basis.

Savings Plan of Carpenter Technology Corporation

The Savings Plan is a profit sharing plan established pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Carpenter contributes to the Plan 3% of the base pay of each eligible employee, including officers. Carpenter's contribution is invested, as the employee selects, into one or more pre-established investment funds. If Carpenter's contribution for an employee under the Savings Plan is limited by the Internal Revenue Code, the employee will receive these lost Savings Plan contributions under the Deferred Compensation Plan for Officers and Key Employees. In addition, an employee may authorize Carpenter to make salary deferral contributions, limited to 17% of total pay. Amounts in the Summary Compensation Table include amounts deferred.

Employee Stock Ownership Plan

The Carpenter Technology Corporation Employee Stock Ownership Plan (ESOP) was established in 1991. The trustee of the ESOP, State Street Bank and Trust Company, purchased 461.5384615 shares of series A convertible preferred stock from Carpenter at a price of $65,000 per share, or an aggregate purchase price of approximately $30 million, for a 15-year note issued by the trustee to Carpenter and a small amount of cash.

Each share of preferred stock is convertible, at the trustee's option, into at least 2,000 shares of common stock at a conversion price of $32.50 per share of common stock. The preferred shares are divided into 2,000 equal units. Each eligible employee was allocated one unit on the effective date of the ESOP, September 6, 1991. Additional units are allocated to employees as the loan is repaid. Generally, only those employees actively employed on the last day of the plan year, December 31, will receive an allocation for that year. The funds used by the ESOP to repay the loan come from contributions by Carpenter and dividends on the ESOP shares.

Retirement Benefits

The General Retirement Plan for Employees of Carpenter Technology Corporation provides retirement benefits to employees, including the Named Executive Officers, at age 65 (with five years of service), or as early as age 55 (with ten years of service); or at any age with 30 years of service. Such benefits are based on either: (1) a fixed monthly rate for each year of service; or (2) the product of 1.3% times each of the first 20 years of service, plus 1.4% times each year of service over 20, multiplied by the individual's highest average earnings. This average must be from the highest five-annual periods (during the last 10 years of service) that end on the individual's retirement anniversary. For pension purposes, earnings include all salaries, bonuses, and extra compensation. As of June 30, 2001, the years of service credited under the Plan for the Named Executive Officers were as follows: Mr. Cardy, 38 years; Mr. Draeger, 5 years; Mr. Torcolini, 27 years; Mr. Cottrell, 12 years; Mr. Shor, 20 years; and Mr. Welty, 25 years.

Carpenter has two plans, the Benefit Equalization Plan and the Earnings Adjustment Plan, for those participants in the General Retirement Plan whose benefits are reduced by limitations of the Internal Revenue Code. These two plans will restore amounts lost under the General Retirement Plan because of Code limitations. In general, benefits under these plans are subject to the same rules as the General Retirement Plan.

Certain executives, including the Named Executive Officers, have been designated by the Board of Directors as participants under the Supplemental Retirement Plan for Executives. This supplemental benefit is payable for 15 years, commencing in the month following retirement (unless a disabled participant elects a later date). The total benefits a participant will receive from these retirement plans, plus primary Social Security and pension benefits from any prior employment, will be approximately 60% of the participant's average earnings (as calculated under the General Retirement Plan) when retirement occurs with 30 years service. However, the benefits for Messrs. Draeger and Cottrell are to be calculated without regard to pension benefits from prior employment.

The Officers' Supplemental Retirement Plan provides supplemental pension benefits to participants who have benefits reduced under the General Retirement Plan because of amounts deferred under the Deferred Compensation Plan. The Officers' Supplemental Retirement Plan restores reductions that occur under the General Retirement Plan as a result of these deferrals, without regard to any limitations of the Internal Revenue Code. Benefits under this Plan are subject to the same rules as the General Retirement Plan.

The following table illustrates the total annual retirement benefits payable under the retirement plans described in this Section. All of these retirement plans are payable for the life of the participant and, if applicable, the life of a survivor, with the exception of the Supplemental Retirement Plan for Executives, which is payable for 15 years certain.

Average Annual Earnings for the Applicable Years Of Service Period Preceding Retirement	Annual Gross Pension Benefits for Years of Service Shown[1]				
	15 Years	20 Years	25 Years	30 Years	35 Years
$150,000	$ 84,750	$ 90,000	$ 90,000	$ 90,000	$ 91,875
$175,000	$ 98,875	$105,000	$105,000	$105,000	$107,188
$200,000	$113,000	$120,000	$120,000	$120,000	$122,500
$250,000	$141,250	$150,000	$150,000	$150,000	$153,125
$300,000	$169,500	$180,000	$180,000	$180,000	$183,750
$400,000	$226,000	$240,000	$240,000	$240,000	$245,000
$500,000	$282,500	$300,000	$300,000	$300,000	$306,250
$600,000	$339,000	$360,000	$360,000	$360,000	$367,500
$700,000	$395,500	$420,000	$420,000	$420,000	$428,750
$800,000	$452,000	$480,000	$480,000	$480,000	$490,000
$1,000,000	$565,000	$600,000	$600,000	$600,000	$612,500
$1,500,000	$847,500	$900,000	$900,000	$900,000	$918,750

(1) Amounts payable under the General Retirement Plan that exceed the maximum permitted by the Internal Revenue Code are paid under the Benefit Equalization Plan and/or the Earnings Adjustment Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon representations by persons required to file reports under Section 16(a), all persons subject to Section 16(a) were in compliance during fiscal year 2001.

Stock Performance Graph

The graph below shows for a five-year period the cumulative total stockholder return on Carpenter's common stock compared to the cumulative total return of the Russell 2000 Index and a peer group of companies. The Russell 2000 is a broad-based index that includes smaller market capitalization stocks, including Carpenter's stock.

The Peer Group Index is comprised of the following companies: Allegheny Technologies, Inc., formerly Allegheny Teledyne, A.M. Castle, Slater Industries, The Timken Company and Special Metals Corporation. These are publicly traded companies involved currently or for a part of the period shown in the table, in the distribution and/or manufacture of specialty metal products in the United States.

Comparative Analysis

	1996	1997	1998	1999	2000	2001
Carpenter	100.00	148.31	167.40	98.97	77.55	112.46
Russell 2000	100.00	116.33	135.53	137.56	157.27	158.30
Peer Group	100.00	165.58	144.29	97.67	91.85	94.69

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
CARPENTER TECHNOLOGY CORPORATION (CRS), Russell 2000, and Peer Group
June 30, 1996 to June 30, 2001



* $100 INVESTED ON 6/30/96 IN STOCK OR INDEX-
INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING JUNE 30.

21

PROPOSAL NO. 2

APPROVAL OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

Unless otherwise specified by the stockholders, the shares of stock represented by the proxies will be voted for approval of the appointment of PricewaterhouseCoopers LLP, a firm of independent accountants, to audit and report upon the financial statements of Carpenter for fiscal year 2002. PricewaterhouseCoopers or one of its predecessor firms, Coopers & Lybrand L.L.P., has served as independent accountants of Carpenter since 1918. In the opinion of the Board of Directors and Management, PricewaterhouseCoopers is well qualified to act in this capacity.

Audit services performed by PricewaterhouseCoopers in fiscal year 2001 included audits of the financial statements of Carpenter, limited reviews of quarterly financial statements of Carpenter and other services customary under generally accepted auditing standards. In addition, PricewaterhouseCoopers audited Carpenter's employee benefit plans and provided consulting services related to the disposition of Carpenter's former steel mill property in Bridgeport, Connecticut. The following fees and expenses were incurred in fiscal year 2001:

Audit Fees	$ 395,000
Financial Information Systems Design and Implementation Fees	0
All other fees	931,068
Total	$1,326,068

A representative of PricewaterhouseCoopers is expected to be present at the Annual Meeting. The representative will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

The Board of Directors recommends that you vote FOR approval of the appointment of PricewaterhouseCoopers LLP as independent accountants.

OTHER BUSINESS

The Board of Directors and Management know of no matters to be presented at the meeting other than those set forth in this proxy Statement, Carpenter was not notified of any such matters by August 24, 2001, as determined under its By-Laws, and accordingly, if any other business is brought before the meeting or any adjournment of the meeting, the proxy holders will vote on this business according to their discretion.

By order of the Board of Directors.

JOHN R. WELTY
Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended June 30, 2001

Commission file number 1-5828

CARPENTER TECHNOLOGY CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware	**23-0458500**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1047 N. Park Road, Wyomissing, Pennsylvania	**19610-1339** (Zip Code)
(Address of principal executive offices)	

610-208-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
Common stock, par value $5 per share	**New York Stock Exchange**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days.   Yes ☒   No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   ☒

As of August 31, 2001, 22,175,372 shares of Common Stock of Carpenter Technology Corporation were outstanding, and the aggregate market value of such Common Stock held by non-affiliates (based upon its closing transaction price on the Composite Tape on such date) was $566,496,200.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain information from the 2001 definitive Proxy Statement, dated September 24, 2001.

The Exhibit Index appears on pages E-1 to E-3.

TABLE OF CONTENTS

Page

PART I

Item 1   Business A-3

Item 2   Properties A-7

Item 3   Legal Proceedings A-8

Item 4   Submission of Matters to a Vote of Security Holders A-8

PART II

Item 5   Market for Registrant's Common Stock and Related Stockholder Matters A-10

Item 6   Selected Financial Data A-11

Item 7   Management's Discussion and Analysis of Financial Condition and Results of Operations A-12

Item 8   Financial Statements and Supplementary Data A-23

Item 9   Disagreements on Accounting and Financial Disclosure A-54

PART III

Item 10   Directors and Executive Officers of the Registrant A-54

Item 11   Executive Compensation................................ A-54

Item 12   Security Ownership of Certain Beneficial Owners and Management A-54

Item 13   Certain Relationships and Related Transactions A-54

PART IV

Item 14   Exhibits, Financial Statement Schedules and Reports on Form 8-K A-54

SIGNATURES A-56

EXHIBIT INDEX E-1

PART I

Item 1. Business

(a) General Development of Business:

Carpenter Technology Corporation (hereinafter called "the Company" or "Carpenter"), incorporated in 1904, is engaged in the manufacture, fabrication, and distribution of specialty metals and certain engineered products. There were no significant changes in the form of organization or mode of conducting business of Carpenter during the year ended June 30, 2001.

(b) Financial Information About Segments:

Carpenter is organized on a product basis and managed in three segments: Specialty Alloys, Titanium Alloys and Engineered Products. The Specialty Alloys and Titanium segments have been aggregated into one reportable segment (Specialty Metals) because of the similarities in products, processes, customers, distribution methods and economic characteristics. See note 19 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data" for additional segment reporting information.

(c) Narrative Description of Business:

(1) Products:

Carpenter primarily processes basic raw materials such as chromium, nickel, titanium, iron scrap and other metal alloying elements through various melting, hot forming and cold working facilities to produce finished products in the form of billet, bar, rod, wire, narrow strip, special shapes, and hollow forms in many sizes and finishes and produces certain metal powders and fabricated metal products. In addition, ceramic and metal-injection molded products are produced from various raw materials using molding, heating and other processes.

Specialty Metals includes the manufacture and distribution of stainless steels, titanium, high temperature alloys, electronic alloys, tool steels and other alloys in billet, bar, wire, rod and strip forms. Sales are distributed both directly from producing plants and from Carpenter's distribution network.

Engineered Products includes structural ceramic products, ceramic cores for the casting industry, metal-injection molded products, tubular metal products for nuclear and aerospace applications, custom shaped bar and ultra hard wear materials.

The major classes of products are:

Stainless steels—

A broad range of corrosion resistant alloys including conventional stainless steels and many proprietary grades for special applications.

Special alloys—

Other special purpose alloys used in critical components such as bearings and fasteners. Heat resistant alloys that range from slight modifications of the stainless steels to complex nickel and cobalt base alloys. Alloys for electronic, magnetic and electrical applications with controlled thermal expansion characteristics, or high electrical resistivity or special magnetic characteristics. Fabrication of special stainless steels and zirconium base alloys into tubular products for the aircraft industry and nuclear reactors.

Ceramics and other materials—

> Certain engineered products, including ceramic cores for casting ranging from small simple configurations to large complex shapes and structural ceramic components. Also, metal injected molded designs in a variety of materials, ultra-hard parts, and precision welded tubular products, as well as drawn solid tubular shapes.

Titanium products—

> A corrosion resistant, highly specialized metal with a combination of high strength and low density. Most common uses are in aircraft, medical devices, sporting equipment and chemical and petroleum processing.

Tool and other steel—

> Tool and die steels which are extremely hard alloys used for tooling and other wear-resisting components in metalworking operations such as stamping, extrusion and machining. Other steels include carbon steels purchased for distribution and other miscellaneous products.

(2) Classes of Products:

The approximate percentage of Carpenter's consolidated net sales contributed by the major classes of products for the last three fiscal years are as follows:

	2001		2000		1999	
	($ in millions)					
Stainless steels	$ 502.0	42%	$ 532.4	48%	$ 485.8	46%
Special alloys	410.4	35%	310.6	28%	298.5	29%
Ceramics and other materials............	115.0	9%	99.8	9%	87.2	8%
Titanium products	81.2	7%	88.7	8%	103.9	10%
Tool and other steels	77.5	7%	77.6	7%	73.9	7%
Net sales before accounting change	1,186.1	100%	1,109.1	100%	1,049.3	100%
Effect of accounting change	138.0		—		—	
Total net sales	$1,324.1		$1,109.1		$1,049.3	

During the fourth quarter of fiscal 2001, Carpenter adopted the Securities and Exchange Commission's Staff Accounting Bulletin, Revenue Recognition in Financial Statements (SAB 101) regarding revenue recognition in financial statements, effective July 1, 2000. This bulletin was adopted prospectively, and therefore did not result in a restatement of any results reported prior to July 1, 2000. The bulletin, when applied to language contained in Carpenter's terms of sale, required Carpenter to defer revenue until cash was collected, and not recongize revenue upon shipment of goods, even though risk of loss passed to the buyer at the time of the shipment.

Adoption of SAB 101 had the effect of deferring into fiscal 2001 certain sales previously recognized in fiscal 2000, and recognize a cumulative effect adjustment as of July 1, 2000 to reverse the net income that had been recognized on these sales in fiscal 2000. At the beginning of its fourth quarter of 2001, Carpenter modified its terms of sale, which resulted in revenue being recorded at the time of shipment rather than when cash was received.

As a result of adopting SAB 101 in fiscal 2001, all revenues reported by quarter through March 31, 2001 were deferred until cash was received. Results for the quarter ended June 30, 2001 included revenues from sales made in the quarter as well as collections on prior sales.

The restatement affected the quarterly distribution of earnings during the year but had no effect on total net income or earnings per share for fiscal 2001. See note 1 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

Net sales prior to fiscal 2001 have been restated due to the adoption, effective July 1, 2000, of the Financial Accounting Standards Board Emerging Issues Task Force's issuance of EITF 00-10 regarding the classification of freight and handling costs billed to customers. See note 1 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

(3) Raw Materials:

Carpenter's Specialty Metals segment depends on continued delivery of critical raw materials for its day-to-day operations. These raw materials are nickel, ferrochrome, cobalt, molybdenum, titanium, manganese and scrap. Some of these raw materials sources are located in countries subject to potential interruptions of supply. These potential interruptions could cause material shortages and affect the availability and price.

Carpenter is in a strong raw material position because of its long-term relationships with major suppliers. These suppliers provide availability of material and competitive prices for these key raw materials to help Carpenter maintain the appropriate levels of raw materials.

(4) Patents and Licenses:

Carpenter owns a number of United States and foreign patents and has granted licenses under some of them. Certain of the products produced by Carpenter are covered by patents of other companies from whom licenses have been obtained. Carpenter does not consider its business to be materially dependent upon any patent or patent rights.

(5) Seasonality of Business:

Carpenter's sales and earnings results are normally influenced by seasonal factors. The first fiscal quarter (three months ending September 30) is typically the lowest—principally because of annual plant vacation and maintenance shutdowns in this period by Carpenter as well as by many of its customers. The timing of major changes in the general economy can alter this pattern, but over the longer time frame, the historical patterns generally prevail.

The chart below shows the percent of net sales by quarter for the past three fiscal years:

Quarter Ended	Including SAB 101[1] 2001	Excluding SAB 101[1] 2001	2000	1999
September 30	22%	24%	22%	24%
December 31	22%	24%	23%	24%
March 31	23%	26%	27%	26%
June 30	33%	26%	28%	26%
	100%	100%	100%	100%

---

[1] Refer to previous discussion of SAB 101 included in Item 1(c)(2) Classes of Products.

The above trends were also affected by the acquisitions of businesses. Fiscal 2000 includes the effects of the acquisition of Anval on February 1, 2000. Fiscal 1999 includes the effects of the acquisition of certain assets of Telcon, Ltd. in October 1998.

(6) Customers:

Carpenter is not dependent upon a single customer, or a very few customers, to the extent that the loss of any one or more would have a materially adverse effect.

(7) Backlog:

As of June 30, 2001 Carpenter had a backlog of orders, believed to be firm, of approximately $305 million, substantially all of which is expected to be shipped within the current fiscal year. The backlog as of June 30, 2000 was approximately $275 million.

(8) Competition:

Carpenter's business is highly competitive. It supplies materials to a wide variety of end-use market sectors, none of which consumes more than about 30 percent of Carpenter's output, and competes with various companies depending on end-use sector, product or geography.

There are approximately 10 domestic companies producing one or more similar specialty metal products that are considered to be major competitors to the specialty metals operations in one or more product sectors. There are several dozen smaller producing companies and converting companies in the United States who are competitors. Carpenter also competes directly with several hundred independent distributors of products similar to those distributed by Carpenter's distribution system. Additionally, numerous foreign producers export into the United States various specialty metal products similar to those produced by Carpenter. Furthermore, a number of different products may, in certain instances, be substituted for Carpenter's finished product.

Imports of foreign specialty steels have long been a concern to the domestic steel industry because of the potential for unfair pricing by foreign producers. Such pricing practices have usually been supported by foreign governments through direct and indirect subsidies.

Because of these unfair trade practices, Carpenter several years ago joined with other domestic producers in the filing of trade actions against foreign producers who had dumped their specialty steel products into the United States. As a result of these actions, the U.S. Department of Commerce issued antidumping orders for the collection of dumping duties on imports of stainless bar from Brazil, India, Japan and Spain at rates ranging up to about 63% of their value and on imports of stainless rod from Brazil, France and India at rates ranging up to about 49% of their value.

As a result of a sunset review determination made by the International Trade Commission (ITC) in July 2000, the antidumping orders on stainless rod were extended to July 2005. The antidumping orders on stainless bar were extended to January 2006 by a sunset determination made in January 2001.

Additional antidumping orders are in place with regard to imports of stainless rod from Italy, Japan, Korea, Spain, Sweden and Taiwan at rates ranging up to 34% of their value. Countervailing duty orders are also in place against stainless rod imports from Italy. These orders were established in 1998 and will continue in effect until September 2003, at which time they will be subject to a sunset review. A new antidumping action was filed in December 2000 against imports of stainless bar from France, Germany, Italy, Korea, Taiwan and the United Kingdom. A final decision on this case is expected by early calendar 2002.

In a related matter, President George W. Bush announced in June 2001 the implementation of a three-part multilateral initiative on steel. The first part consisted of the initiation with the ITC of a Section 201 trade action against imports of selected steel products, including several specialty steel products. This action could lead to the imposition of import quotas or additional tariffs. The other two parts include the initiation of multilateral negotiations to reduce excess world steel capacity and to eliminate government subsidies and other trade distortive practices.

(9) Research, Product and Process Development:

Carpenter's expenditures for company-sponsored research and development were approximately $14.7 million, $14.4 million and $15.4 million in fiscal 2001, 2000 and 1999, respectively.

(10) Environmental Regulations:

Carpenter is subject to various stringent federal, state, and local environmental laws and regulations. The liability for future environmental remediation costs is evaluated by management on a quarterly basis. Carpenter accrues amounts for environmental remediation costs which represent management's best estimate of the probable and reasonably estimable costs relating to environmental remediation. Recoveries of expenditures are recognized as a receivable when they are estimable and probable. For further information on environmental remediation, see the Contingencies section included in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 18 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

The costs of maintaining and operating environmental control equipment were about $10.6 million and $5.3 million for fiscal 2001 and 2000, respectively. The capital expenditures for environmental control equipment were about $1.3 million and $2.6 million for fiscal 2001 and 2000, respectively. Carpenter anticipates spending approximately $4.5 million on major domestic environmental capital projects over the next five fiscal years. This includes approximately $1.2 million in both fiscal 2002 and 2003. Due to the possibility of unanticipated factual or regulatory developments, the amount of future capital expenditures may vary from these estimates.

(11) Employees:

As of August 31, 2001, Carpenter and its affiliates had approximately 5,900 employees.

(d) Financial information about foreign and domestic operations and export sales:

Sales outside of the United States, including export sales, were $243.8 million, $209.7 million and $187.6 million in fiscal 2001, 2000 and 1999, respectively.

Reference note 19 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

Item 2. Properties

The primary locations of Carpenter's specialty metals manufacturing and fabrication plants are: Reading, Pennsylvania; Hartsville, South Carolina; Washington, Pennsylvania; Orangeburg, South Carolina; Orwigsburg, Pennsylvania; Clearwater, Florida; and Crawley, England. The Reading, Hartsville, Washington, Orangeburg, Orwigsburg and Crawley plants are owned in fee. The Clearwater plant is owned, but the land is leased.

The primary locations of Carpenter's engineered products manufacturing operations are: Wood-Ridge, New Jersey; Carlstadt, New Jersey; Corby, England; Wilkes-Barre, Pennsylvania; Auburn, California; El Cajon, California and Palmer, Massachusetts. The Corby plant is owned, while the rest of the locations are leased.

The Reading plant has an annual practical melting capacity of approximately 231,000 ingot tons of its normal product mix. The annual tons shipped will be considerably less than the tons melted due to processing losses and finishing operations. During the years ended June 30, 2001 and 2000, the plant operated at approximately 76 percent and 91 percent, respectively, of its melting capacity.

The Talley Metals plant in Hartsville, South Carolina has an annual hot rolling capacity of approximately 78,500 tons. The annual tons shipped will be less than the tons hot rolled due to processing losses and finishing operations. During the year ended June 30, 2001 and 2000, the plant operated at approximately 56% and 73%, respectively, of its hot rolling capacity.

Carpenter also operates regional customer service and distribution centers, most of which are leased, at various locations in several states and foreign countries.

The plants, customer service centers, and distribution centers of Carpenter have been acquired or leased at various times over several years. There is an active maintenance program to keep facilities in good condition. In addition, Carpenter has had an active capital spending program to replace equipment as needed to keep it technologically competitive on a world-wide-basis. Carpenter believes its facilities are in good condition and suitable for its business needs.

Item 3. Legal Proceedings

On May 18, 2001, Carpenter reached a settlement agreement with the City of Bridgeport, Connecticut and the Bridgeport Port Authority in connection with the disposal of Carpenter's former steel mill property in Bridgeport. The City of Bridgeport had proposed compensation of $2.5 million and had sought reimbursement of any additional site remediation costs. Under the settlement agreement, Carpenter received $9.25 million and retained responsibility for an existing oil deposit on the property, except to the extent the oil deposit is disturbed by the City of Bridgeport or the Bridgeport Port Authority or a third party acting on their behalf to develop the site. As a result of the settlement agreement, Carpenter incurred a one-time, non-cash charge of $7.5 million before taxes ($0.20 per diluted share) in the fourth quarter ended June 30, 2001. The charge included litigation and other associated costs and reflected the difference between the book value ($14.5 million) of the site and the settlement amount.

Pending legal proceedings involve ordinary routine litigation incidental to the business of Carpenter. There are no material proceedings to which any Director, Officer, or affiliate of Carpenter, or any owner of more than five percent of any class of voting securities of Carpenter, or any associate of any Director, Officer, affiliate, or security holder of Carpenter, is a party adverse to Carpenter or has a material interest adverse to the interest of Carpenter or its subsidiaries. There is no administrative or judicial proceeding arising under any Federal, State or local provisions regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment that (1) is material to the business or financial condition of Carpenter (2) involves a claim for damages, potential monetary sanctions or capital expenditures exceeding ten percent of the current assets of Carpenter or (3) includes a governmental authority as a party and involves potential monetary sanctions in excess of $100,000.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Executive Officers of the Registrant

Listed below are the names of corporate executive officers as of fiscal year end, including those required to be listed as executive officers for Securities and Exchange Commission purposes, each of whom assumes office after the annual meeting of the Board of Directors which immediately follows the Annual Meeting of Stockholders. All of the corporate officers listed below have held responsible positions with the registrant for more than five years except for Terrence E. Geremski, who joined Carpenter January 29, 2001.

Dennis M. Draeger, previously Carpenter's President and Chief Operating Officer, succeeded Robert W. Cardy as Chairman and Chief Executive Officer on July 1, 2001 and became Chairman, President and Chief Executive Officer. Mr. Cardy retired June 30, 2001 after 39 years of service. The transition was pursuant to Carpenter's previously announced chief executive officer succession plan.

Mr. Geremski was elected Senior Vice President—Finance and Chief Financial Officer effective January 29, 2001. Mr. Geremski previously served as Executive Vice President and Chief Financial Officer and as a director of Guilford Mills, Inc., Greensboro, NC. He joined Guilford Mills in 1992 as Vice President—Finance and CFO. His experience also includes Dayton Walther Corp., Dayton, Ohio; Varity Corp. (formerly Massey-Ferguson), Toronto, Ontario and Buffalo, NY; and Morris Bean & Co.; Yellow Springs, Ohio. He began his career with Price Waterhouse in Chicago.

Mr. Shor, who was elected Senior Vice President—Specialty Alloys Operations, effective January 31, 2000, was Vice President—Manufacturing Operations from March 3, 1997 through January 30, 2000; General Manager—Global Marketing and Product Services from July 13, 1995 through March 2, 1997; and General Manager—Marketing from October 1, 1994 through July 12, 1995.

Mr. Torcolini, who was elected Senior Vice President—Engineered Products Operations, effective January 31, 2000, had been President of Dynamet, Incorporated, a subsidiary of Carpenter Technology Corporation since February 28, 1997 and was Vice President—Manufacturing Operations of Carpenter from January 29, 1993 through February 27, 1997.

Name	Age	Positions	Assumed Present Position
Dennis M. Draeger	60	Chairman, President and Chief Executive Officer Director	July 2001
Terrence E. Geremski	54	Senior Vice President—Finance & Chief Financial Officer	January 2001
Robert W. Lodge	58	Vice President—Human Resources	September 1991
Michael L. Shor	42	Senior Vice President— Specialty Alloys Operations	January 2000
Robert J. Torcolini	50	Senior Vice President— Engineered Products Operations	January 2000
John R. Welty	52	Vice President, General Counsel & Secretary	January 1993

Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

Common stock of Carpenter is listed on the New York Stock Exchange. The ticker symbol is CRS. The high and low market prices of Carpenter's stock for the past two fiscal years are indicated below:

| | 2001 | | 2000 | |
Quarter Ended:	High	Low	High	Low
September 30	$33.25	$21.00	$29.38	$22.19
December 31	$38.25	$26.25	$27.81	$22.56
March 31	$34.81	$25.80	$28.94	$20.25
June 30	$31.80	$25.35	$21.88	$18.75
Annual	$38.25	$21.00	$29.38	$18.75

The range of Carpenter's common stock price from July 1, 2001 to September 10, 2001 was $26.36 to $29.92. The closing price of the common stock was $27.06 on September 10, 2001.

Carpenter has paid quarterly cash dividends on its common stock for 95 consecutive years. The quarterly dividend rate was $.33 per share for the past three fiscal years.

Carpenter had 5,418 common stockholders of record as of August 31, 2001. The balance of the information required by this item is disclosed in note 10 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

Item 6. Selected Financial Data

Five-Year Financial Summary
Dollar amounts in millions, except per share data
(years ended June 30)

	2001[a]	2000	1999[b]	1998	1997
Summary of Operations					
Net sales	$1,324.1	$1,109.1[c]	$1,049.3[c]	$1,189.7[c]	$ 950.7[c]
Net sales—pro-forma under SAB 101[d]	$1,324.1	$1,085.4	$1,075.6	$1,183.9	$ 939.1
Income before cumulative effect of accounting change, net of tax	$ 35.2	$ 53.3	$ 37.1	$ 84.0	$ 60.0
Cumulative effect of accounting change, net of $9.4 million tax	(14.1)	—	—	—	—
Net Income	$ 21.1	$ 53.3	$ 37.1	$ 84.0	$ 60.0
Net income—pro-forma under SAB 101[d]	$ 35.2	$ 48.3	$ 41.8	$ 85.3	$ 59.5
Financial Position at Year-End					
Total assets	$1,691.5	$1,745.9	$1,607.8	$1,698.9	$1,223.0
Long-term debt, net of current portion	$ 326.9	$ 352.3	$ 355.0	$ 370.7	$ 244.7
Per Share Data					
Earnings:					
Basic					
Income before cumulative effect of accounting change	$ 1.52	$ 2.35	$ 1.61	$ 4.01	$ 3.32
Cumulative effect of accounting change	(0.64)	—	—	—	—
Net income	$ 0.88	$ 2.35	$ 1.61	$ 4.01	$ 3.32
Net income—pro-forma under SAB 101[d]	$ 1.52	$ 2.12	$ 1.82	$ 4.07	$ 3.30
Diluted					
Income before cumulative effect of accounting change	$ 1.50	$ 2.31	$ 1.58	$ 3.84	$ 3.16
Cumulative effect of accounting change	(0.62)	—	—	—	—
Net income	$ 0.88	$ 2.31	$ 1.58	$ 3.84	$ 3.16
Net income—pro-forma under SAB 101[d]	$ 1.50	$ 2.09	$ 1.78	$ 3.90	$ 3.14
Cash dividends—common	$ 1.32	$ 1.32	$ 1.32	$ 1.32	$ 1.32

(a) Fiscal 2001 reflects the adoption of SAB 101 (Revenue Recognition in Financial Statements) effective July 1, 2000. See note 1 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data". In addition, fiscal 2001 includes a special charge of $37.6 million ($24.4 million after-tax or $1.07 per diluted share) related principally to the realignment of Specialty Alloys Operations, planned divestitures of certain Engineered Products Group businesses and a loss on the disposal of the Bridgeport, Connecticut site. See note 3 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

(b) Fiscal 1999 includes a special charge of $14.2 million ($8.5 million after-tax or $.37 per diluted share) related to a salaried workforce reduction and a reconfiguration of the U.S. distribution network. See note 3 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

(c) Net sales prior to fiscal 2001 have been restated due to the adoption, effective July 1, 2000, of the Financial Accounting Standards Board Emerging Issues Task Force's issuance of EITF 00-10 regarding the classification of freight and handling costs billed to customers. See note 1 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

(d) Represents the retroactive effect of applying SAB 101.

See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of factors that affect the comparability of the "Selected Financial Data".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion of Operations

Net sales and earnings trends for the past three fiscal years are summarized below:

	2001	2000	1999
	(in millions, except per share data)		
Net sales	$1,324.1	$1,109.1	$1,049.3
Net income	21.1	53.3	37.1
Diluted earnings per share	.88	2.31	1.58

During the fourth quarter of fiscal 2001, Carpenter adopted the Securities and Exchange Commission's Staff Accounting Bulletin, Revenue Recognition in Financial Statements (SAB 101) regarding revenue recognition in financial statements, effective July 1, 2000. This bulletin was adopted prospectively, and therefore did not result in a restatement of any results reported prior to July 1, 2000. The bulletin, when applied to language contained in the company's terms of sale, required the company to defer revenue until cash was collected, and not recognize revenue upon shipment of goods, even though risk of loss passed to the buyer at the time of the shipment.

Adoption of SAB 101 had the effect of deferring into fiscal 2001 certain sales previously recognized in fiscal 2000, and recognize a cumulative effect adjustment as of July 1, 2000 to reverse the net income that had been recognized on these sales in fiscal 2000. At the beginning of its fourth quarter of 2001, Carpenter modified its terms of sale, which resulted in revenue being recorded at the time of shipment rather than when cash was received.

As a result of adopting SAB 101 in fiscal 2001, all revenues reported by quarter through March 31, 2001 were deferred until cash was received. Results for the quarter ended June 30, 2001 included revenues from sales made in the quarter as well as collections on prior sales.

The restatement affected the quarterly distribution of earnings during the year but had no effect on total net income or earnings per share for fiscal 2001. See note 1 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

Net sales prior to fiscal 2001 have been restated due to the adoption, effective July 1, 2000, of the Financial Accounting Standards Board Emerging Issues Task Force's issuance of EITF 00-10 regarding the classification of freight and handling costs billed to customers. See note 1 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

Carpenter incurred special charges of $37.6 million before taxes ($24.4 million after-tax or $1.07 per diluted share) during the fourth quarter of fiscal 2001. The special charges related principally to the realignment of Specialty Alloys Operations, planned divestitures of certain Engineered Products Group businesses and a loss on the disposal of the Bridgeport, Connecticut site. Included in fiscal 1999 is a special charge of $14.2 million ($8.5 million after-tax or $.37 per diluted share) related to a salaried workforce reduction and a reconfiguration of the U.S. Distribution network. See note 3 to the consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data" for more details of these special charges.

The chart below shows net sales by major material group for the past three fiscal years:

	2001		2000		1999	
	($ in millions)					
Stainless steels	$ 502.0	42%	$ 532.4	48%	$ 485.8	46%
Special alloys.......................	410.4	35%	310.6	28%	298.5	29%
Ceramics and other materials	115.0	9%	99.8	9%	87.2	8%
Titanium products	81.2	7%	88.7	8%	103.9	10%
Tool and other steels	77.5	7%	77.6	7%	73.9	7%
Net sales before accounting change ..	1,186.1	100%	1,109.1	100%	1,049.3	100%
Effect of accounting change	138.0		—		—	
Total net sales	$1,324.1		$1,109.1		$1,049.3	

	Year Ended June 30, 2001			Year Ended June 30, 2000	Year Ended June 30, 1999
	Including SAB 101	Adjustment	Excluding SAB 101		
	($ in millions)				
Net income, before special changes and cumulative effect of accounting change	$ 59.6	$ (14.1)	$ 45.5	$ 53.3	$ 45.6
Cumulative effect of accounting change, net of tax	(14.1)	14.1	—	—	—
Net income before special charges	45.5	—	45.5	53.3	45.6
Special charges, net of tax	(24.4)	—	(24.4)	—	(8.5)
Net income	$ 21.1	$ 0	$ 21.1	$ 53.3	$ 37.1
Earnings per diluted share, before special charges	$ 1.95	—	$ 1.95	$ 2.31	$ 1.95
Special charges, net of tax	(1.07)	—	(1.07)	—	(.37)
Earnings per diluted share	$ .88	$ 0	$ .88	$ 2.31	$ 1.58

Results of Operations—Fiscal 2001 (excluding effects of SAB 101) Compared to Fiscal 2000

Overview

During fiscal 2001 Carpenter experienced two distinct operating environments. In the first half of the fiscal year, sales and pre-tax earnings increased from the comparable prior period. The U.S manufacturing sector, including automotive manufacturers, was continuing to operate at healthy utilization rates. Carpenter's second half performance reflected the sluggish U. S. manufacturing environment that developed. Sales growth in the second half slowed, while pre-tax earnings, before the special charges recorded in the fourth quarter, decreased compared to the same time period a year ago. Carpenter's changing business mix and cost reduction efforts resulted in reducing total debt and generated a significant amount of free cash flow.

Net Sales

Net sales were $1,186.1 million in fiscal 2001, a 7 percent increase from those of fiscal 2000. This increase was primarily due to strong demand for our high-temperature alloys, electronic and magnetic alloys made into narrow-width strip and titanium alloys. The economic slowdown and low-priced imported material had a negative impact on stainless steel shipments.

Unit selling prices increased by approximately 2 percent, equivalent to $26.3 million in sales, including raw material surcharges.

Sales outside of the United States improved by 14 percent to $240.1 million as compared to fiscal 2000. Most of the sales increase came from Europe. Details of sales by geographical region for the past three fiscal years are presented in note 19 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

Gross Margin

The gross margin for fiscal 2001 and 2000 was 22 percent. An improved sales mix and lower nickel costs in the Specialty Metals segment were the key positives. Significant natural gas and electricity cost increases and lower production levels offset these favorable effects.

Selling and Administrative Expenses

Selling and administrative expenses increased by $6.0 million from the fiscal 2000 level, primarily because of costs of e-business initiatives, increased consulting fees and the inclusion of costs of an acquired company.

Interest Expense

Interest expense increased $6.9 million in fiscal 2001 compared to fiscal 2000 due to higher short-term debt levels and lower capitalized interest resulting from reduced capital spending.

Other Income, Net

Other income, net, decreased $11.0 million in fiscal 2001 from that in fiscal 2000. The reduction was due primarily to more favorable effects reported in the prior fiscal year for non-recurring gains related to sales of warehouses ($5.6 million) and adjustments to liabilities for environmental remediation, insurance claims and other matters related to the acquisition of Talley Industries, Inc. ($3.3 million) and in fiscal 2001 the lower market valuation of investments in life insurance policies ($1.6 million).

Income Taxes

The effective tax rate for fiscal 2001 was 39.7 percent and 33.3 percent in fiscal 2000. The unfavorable impact in fiscal 2001 was due primarily to the special charge taken on the writedown of the operations that are being held for sale. This writedown included non-tax deductible goodwill, which negatively affects the tax rate. The favorable impact in fiscal 2000 was due to the resolution of foreign and state tax issues related to prior years. See note 15 to the consolidated financial statements in Item 8 "Financial Statements and Supplementary Data" for a reconciliation of the statutory federal tax rates to the effective tax rates.

Business Segment Results

Specialty Metals Segment

This segment aggregates the Specialty Alloys (SAO) and Titanium Alloys (Dynamet) segments.

(Segment data for fiscal 2000 have been restated due to the adoption of the Financial Accounting Standards Board Emerging Issues Task Force's issuance of EITF 00-10 regarding the classification of freight and handling costs billed to customers—see notes 1 and 19 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".)

	2001	2000	Increase (Decrease)
	(in millions)		
Net sales including SAB 101	$1,168.7	$980.5	$188.2
SAB 101 adjustment..	(128.2)	—	(128.2)
Net sales excluding SAB 101	$1,040.5	$980.5	$ 60.0
Income before interest expense and income taxes (EBIT) including SAB 101	$ 91.8*	$ 84.3	$ 7.5
SAB 101 adjustment..	(20.6)	—	(20.6)
EBIT excluding SAB 101	$ 71.2*	$ 84.3	$(13.1)

* Includes special charge of $9.6 million (see notes 3 and 19 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data").

Net sales for this segment were $1,040.5 million or 6 percent higher in fiscal 2001 than those of fiscal 2000. The increase was primarily due to an increase in Specialty Alloys sales, resulting from an improved product mix offset by lower unit volume. Dynamet's sales increased 9 percent in fiscal 2001 from fiscal 2000 due primarily to an increase in titanium product sales volume.

EBIT for fiscal 2001, was 16 percent lower than that of fiscal 2000 due primarily to the special charges of $9.6 million. Higher natural gas and electricity costs and lower production levels as a result of weak demand for the stainless products were contributing factors. SAO's improved sales mix and lower nickel costs partially offset these unfavorable effects.

Engineered Products Segment

	2001	2000	Increase (Decrease)
	(in millions)		
Net sales including SAB 101	$157.0	$131.6	$ 25.4
SAB 101 adjustment	(9.8)	—	(9.8)
Net sales excluding SAB 101	$147.2	$131.6	$ 15.6
Income (loss) before interest expense and income taxes (EBIT) including SAB 101.......................................	$ (3.8)*	$ 7.1	$(10.9)
SAB 101 adjustment	(2.9)	—	(2.9)
EBIT excluding SAB 101	$ (6.7)*	$ 7.1	$(13.8)

* Includes special charge of $19.3 million (see notes 3 and 19 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data").

Net sales were $147.2 million or 12 percent higher in fiscal 2001 than those of fiscal 2000. Increased demand for ceramic, tubular and metal injection molded products accounted for most of the sales improvement. EBIT for fiscal 2001, excluding the $19.3 million of the special charges, was 77 percent higher than that of fiscal 2000 due primarily to higher sales volumes.

Pension Credits

Pension credits were $47.9 million for fiscal 2001 compared to $45.7 million for fiscal 2000. The increase in these credits was primarily due to the positive investment returns on pension plan assets during fiscal 2000 that resulted in an excess of plan assets over liabilities of $469.1 million at June 30, 2000.

Results of Operations—Fiscal 2000 Compared to Fiscal 1999

Net Sales

Net sales were $1,109.1 million in fiscal 2000, a 6 percent increase from those of fiscal 1999. Improved unit volume raised net sales by approximately $99 million. Demand was higher for most of Carpenter's products except for those used in aerospace applications, a market where customer inventory corrections took place for most of fiscal 1999 until recovery began in the fourth quarter.

Unit selling prices decreased by an average of 3 percent, equivalent to $34.6 million in sales, even though raw material surcharges were implemented to recover cost increases. Increased imports, weaker demand for titanium products and a decline in the value of the Euro were the key factors in the price erosion.

Sales outside of the U.S. improved by 12 percent to $209.7 million as compared to fiscal 1999. Most of the sales increase came from Mexico, Canada and the Asia-Pacific region. In Europe, which accounted for approximately one-half of all sales outside the U. S., sales were about the same as fiscal 1999 because of the increased competition caused by the weaker Euro. Details of sales by geographical region for the past three fiscal years are presented in note 19 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

Gross Margin

The gross margin of 22 percent for fiscal 2000 was slightly lower than the 23 percent gross margin for fiscal 1999. Higher sales and production levels, manufacturing cost reductions and higher pension credits were the key positives in fiscal 2000. Higher costs for nickel, increased freight and start-up costs related to the consolidation of the distribution system offset much of these favorable effects. Carpenter's raw material surcharge recovers cost increases approximately 60 days after they are incurred but cost increases affect cost of sales in the month they occur because of Carpenter's use of the LIFO method of accounting for inventories.

Selling and Administrative Expenses

Selling and administrative expenses increased by $4.3 million in fiscal 2000 from the fiscal 1999 level. Increased depreciation costs and development costs for Carpenter's e-business activities were the primary cost drivers. Increased pension credits and salaried staff reductions partially offset these cost increases.

Interest Expense

Interest expense was $33.4 million in fiscal 2000, a $4.1 million increase over the fiscal 1999 level. Increased short-term debt and higher interest rates were the major causes of this cost increase.

Other Income, Net

Other income, net was $12.8 million more favorable in fiscal 2000 than in fiscal 1999. The increase was primarily due to non-recurring gains in fiscal 2000 related to sales of warehouses ($5.6 million), adjustments to liabilities for environmental remediation and insurance claims and other matters related to the acquisition of Talley Industries, Inc. ($3.3 million), and insurance and investment gains ($2.1 million).

Income Taxes

Income taxes as a percent of pre-tax income (effective tax rate) were 33.3 percent in fiscal 2000 and 33.5 percent in fiscal 1999. Both years were favorably affected by the resolution of foreign and state tax issues related to prior years. See note 15 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data" for a reconciliation of the statutory federal tax rate to the effective tax rate for each of the past three years.

Business Segment Results

(Segment data for fiscal 2000 and 1999 have been restated due to the adoption of the Financial Accounting Standards Board Emerging Issues Task Force's issuance of EITF 00-10 regarding the classification of freight and handling costs billed to customers—see notes 1 and 19 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".)

Specialty Metals Segment

This segment aggregates the Specialty Alloys (SAO) and Titanium Alloys (Dynamet) segments.

	2000	1999	Increase
	(in millions)		
Net sales	$980.5	$935.7	$44.8
Income before interest expense and income taxes (EBIT)	$ 84.3	$ 70.5*	$13.8

---

* Includes a special charge of $14.2 million (see note 3 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data").

Net sales for this segment were 5 percent higher in fiscal 2000 than those of fiscal 1999. The increase was primarily due to higher volume and was offset by lower selling prices and mix changes. In fiscal 2000, sales for SAO rose by 7 percent while Dynamet sales were lower by 15 percent. Most of SAO's end-use markets were improved but aerospace demand for both SAO and Dynamet products was at lower levels in fiscal 2000 than in fiscal 1999.

EBIT for fiscal 2000 was slightly lower than that of fiscal 1999, excluding the 1999 special charge. The improved unit volume shipments and cost reductions at SAO were offset by the lag in recovering the significant rise in nickel costs in the SAO unit and lower sales volume for Dynamet.

Engineered Products Segment

	2000	1999	Increase
	(in millions)		
Net sales	$131.6	$115.6	$16.0
Income before interest expense and income taxes (EBIT)	$ 7.1	$ 2.0	$ 5.1

The 14 percent increase in sales resulted from improved volume at all of Engineered Products' business units. Demand was particularly strong for ceramic cores for land-based turbine blade castings and structural ceramic parts.

The improved profit level in fiscal 2000 resulted from higher sales volume, manufacturing cost efficiencies and reduced product development and administrative costs.

Pension Credits

Pension credits, related to overfunded defined benefit pension plans, were $45.7 million during fiscal 2000 compared to $36.1 million in fiscal 1999. The increase in these credits was primarily due to the strong investment returns on the pension plan assets during fiscal 1999 that resulted in an excess of plan assets over liabilities of $413.6 million at June 30, 1999.

Management's Discussion of Cash Flow and Financial Condition

During fiscal 2001 and the prior two fiscal years, Carpenter maintained the ability to provide adequate cash to meet its needs through cash flow from operations, management of working capital and the flexibility to use outside sources of financing to supplement internally generated funds.

Fiscal 2001 vs. Fiscal 2000

In fiscal 2001 Carpenter's free cash flow (net cash provided from operations less investing activities and dividends) was approximately $53 million compared to a negative $67 million in fiscal 2000. Cash from operations was $118.6 million for fiscal 2001 compared to $62.4 million for fiscal 2000.

Inventories at the end of fiscal 2001 were $241.1 million, a reduction from the prior year of $27.9 million, excluding a $1.2 million writedown of inventory included in the special charges.

Investing activities for plant, equipment and software consumed $50.5 million in cash for fiscal 2001 and $105.0 million for fiscal 2000. This decrease in capital expenditures reflects the completion of a five-year, $500 million capital program for capacity expansion and modernization.

Financing of $275 million is available under revolving credit agreements with four banks. Carpenter limits the aggregate commercial paper and credit facility borrowings at any one time to a maximum of $275 million. As of June 30, 2001, approximately $104 million was available under the credit facility and commercial paper program.

Total debt decreased in fiscal 2001 approximately $60 million to $522.7 million or 44.6 percent of total capital employed compared to 47.1 percent at June 30, 2000.

In August, 2001, Carpenter issued $100 million of medium-term notes at 7.625%. The notes will mature in 2011. Carpenter used the proceeds from the sale of the notes to reduce the outstanding principal amount under its short-term revolving credit agreements.

In the first half of fiscal 2002, Carpenter intends to establish an accounts receivables purchase facility with a financial institution. Carpenter anticipates that accounts receivables sold under this facility will be less than 50% of total net accounts receivable and approximately 5% of tangible assets. Proceeds from the sale of accounts receivables will be used to repay short-term debt. The establishment of an accounts receivables purchase facility will be subject to negotiation and execution of documentation.

Fiscal 2000 vs. Fiscal 1999

Net cash generated from operating activities was $62.4 million in fiscal 2000. This level was down from $87.4 million in fiscal 1999 due to increases in working capital. Capital expenditures including software, continued at a high level. Fiscal 2000 expenditures totaled $105.0 million versus $153.1 million in fiscal 1999. The major expenditures during fiscal 2000 were for new strip facilities and a new 4500-ton forging press. These projects completed a five-year, $500 million capital program for capacity expansion and modernization.

Fiscal 2000 acquisition spending totaled $7.0 million versus $23.1 million in fiscal 1999. The acquisition in fiscal 2000 was for the Anval Group, a powder metal producer based in Sweden. Fiscal 1999 acquisitions included the strip products business of Telcon, Ltd., in the United Kingdom and a joint venture for specialty steel production and distribution in India. Details of acquisition activities are included in note 4 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data". During fiscal 1999 Carpenter sold the remaining businesses of Talley Industries, Inc., government products and services and industrial products segments except for one insignificant company, as planned at the time Talley was acquired in fiscal 1998. These sales resulted in net proceeds before taxes of $121.4 million in fiscal 1999. Additional details regarding these divestitures are provided in note 16 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

During fiscal 2000, Carpenter's borrowing capacity was increased by $25 million. Additionally, a long-term collateralized note was issued for $7.6 million in connection with an equipment purchase. Details of debt and financing agreements are provided in note 8 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

In fiscal 1999, $35.0 million of cash was used to acquire 955,567 treasury common shares. The dividend payout rates on common and preferred stock were maintained at $1.32 and $5,362.50 per share, respectively, and totaled $30.8 million in fiscal 2000 and $30.7 million in fiscal 1999.

Market Sensitive Instruments and Risk Management

Carpenter uses derivative financial instruments to reduce certain types of financial risk. Raw material cost fluctuations for the Specialty Metals Segment are normally offset by selling price adjustments, primarily through the use of surcharge mechanisms and base price adjustments. Firm price sales contracts involve a risk of profit margin decline in the event of raw material increases. Carpenter reduces this risk on certain raw materials and energy by entering into commodity forward contracts and commodity price swaps on a portion of its requirements which are effective hedges of the risk. Fluctuations in foreign exchange subject Carpenter to risk of losses on anticipated future cash flows from its foreign operations. Foreign currency forward contracts are used to hedge this foreign exchange risk. These hedging strategies are reviewed and approved by senior financial management before being implemented. Senior financial management has established policies regarding the use of derivative instruments which prohibit the use of speculative or leveraged derivatives. Market valuations are performed at least quarterly to monitor the effectiveness of Carpenter's risk management programs.

The status of Carpenter's financial instruments as of June 30, 2001, is provided in note 9 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data". Assuming on June 30, 2001 (a) an instantaneous 10 percent decrease in the price of raw materials and energy for which Carpenter has commodity forward contracts and swaps, Carpenter's results of operations would not have been materially affected, (b) a 10 percent strengthening of the U.S. dollar versus foreign currencies for which foreign exchange forward contracts existed, Carpenter's results of operations would not have been materially affected, (c) a 10 percent change in interest rates on Carpenter's short-term debt would result in an increase in our annual interest expense of $0.6 million after tax, and (d) a 10 percent decrease in the market value of investments in corporate-owned life insurance would result in a decrease of investment income of $1.6 million after tax.

Contingencies

Environmental

Carpenter is subject to various stringent federal, state, local and foreign environmental laws and regulations relating to pollution, protection of public health and the environment, natural resource damages and occupational safety and health. Although compliance with these laws and regulations may affect the costs of Carpenter's operations, compliance costs to date have not been material. Carpenter has environmental remediation liabilities at some of its owned operating facilities and has been designated as a potentially responsible party ("PRP") with respect to certain third-party Superfund waste disposal sites. Additionally, Carpenter has been notified that it may be a PRP with respect to other Superfund sites as to which no proceedings have been instituted against Carpenter. Neither the exact amount of remediation costs nor the final method of their allocation among all designated PRPs at these Superfund sites has been determined. The liability for future environmental remediation costs is evaluated by management on a quarterly basis. Carpenter accrues amounts for environmental remediation costs that represent management's best estimate of the probable and reasonably estimable costs related to environmental remediation. For fiscal 2001, the liability for environmental remediation costs was increased by $0.6 million, which was included in cost of sales. Fiscal 2000 included $0.8 million of reversals of prior years' accruals for environmental remediation, which were reported in other income. No expense was recognized in fiscal 1999. Carpenter entered into partial settlements of litigation relating to insurance coverages for certain environmental remediation sites and recognized income before income taxes of $0.6 million for the years ended June 30, 2001 and 2000 and $1.1 million for the year ended June 30, 1999. This income was reported in other income. The liability recorded for environmental remediation costs for Carpenter-owned operating facilities and the Superfund sites remaining at June 30, 2001 and 2000, was $8.0 million and $7.7 million, respectively. The estimated range at June 30, 2001 of the reasonably possible future costs of remediation at Carpenter-owned operating facilities and the Superfund sites is between $8.0 million and $14.7 million.

Estimates of the amount and timing of future costs of environmental remediation requirements are necessarily imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of currently unknown remediation sites and the allocation of costs among the PRPs. Based upon information currently available, such future costs are not expected to have a material effect on Carpenter's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

Other

Carpenter also is defending various claims and legal actions, and is subject to contingencies that are common to its operations. Carpenter provides for costs relating to these matters when a loss is probable and the amount is reasonably estimable. The effect of the outcome of these matters on Carpenter's future results of operations and liquidity cannot be predicted because any such effect depends on future results of operations and the amount and timing (both as to recording future charges to operations and cash expenditures) of the resolution of such matters. While it is not feasible to determine the outcome of these matters, management believes that any total ultimate liability will not have a material effect on Carpenter's financial position or results of operations and cash flows.

New Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities" requires that derivative instruments be recorded on the balance sheet at their fair value and that changes in fair value be recorded each period in current earnings or comprehensive income. Carpenter adopted SFAS 133, as amended, on July 1, 2000. In accordance with the transition provisions of SFAS 133, Carpenter recorded a cumulative positive adjustment to other comprehensive income of $.8 million, after tax, to recognize the fair value of its derivative instruments as of the date of adoption. See note 9 to the consolidated financial statements included in Item 8 "Financial Statements and Supplementary Data".

The Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) issued EITF 00-10 regarding the classification of freight and handling costs billed to customers. EITF 00-10 requires freight and handling costs billed separately to be included as part of sales on the statement of income. In addition, the preferred classification of freight and handling costs expensed on the statement of income is to include them in cost of sales. Carpenter adopted this requirement effective July 1, 2000. Reclassification of fiscal 2000 and 1999 resulted in increasing sales by $13.3 million and $12.5 million, increasing cost of sales by $42.6 million and $32.4 million and decreasing selling and administrative expenses by $29.3 million and $19.9 million, respectively.

In the fourth quarter of fiscal year 2001, Carpenter changed its method of accounting for revenue recognition in accordance with the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." Carpenter's standard terms and conditions of sale for most of its sales included a provision that title to the goods was retained as a security interest until payment was received, even though the risks and benefits of ownership were passed to the customer at the time of shipment. Under SAB 101, except for certain foreign units, revenue cannot be recognized until title passes to the customer, which in Carpenter's case was when payment was received.

On April 1, 2001, Carpenter changed its terms and conditions of sale so that revenue can be recognized when product is shipped, in accordance with its historical practice. The combined effect of SAB 101 and the change in terms and conditions increased fiscal year 2001 sales by $138.0 million and net income by $14.1 million, net of $9.4 million of tax. The cumulative effect of this change in accounting principle as of July 1, 2001 was a charge of $14.1 million after taxes, or $.62 per diluted share.

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) which requires that goodwill and certain intangible assets no longer be amortized and requires ongoing evaluation of these assets for impairment. Carpenter anticipates adopting SFAS 142 in fiscal 2002 and is currently evaluating its impact. Amortization of goodwill and certain intangible assets in fiscal 2001 was approximately $.28 per diluted share.

Forward-Looking Statements

This Form 10-K contains various "Forward-looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which represent Carpenter's expectations or beliefs concerning various future events, include statements concerning future revenues and continued growth in various market segments. These statements are based on current expectations regarding future events that involve a number of risks and uncertainties which could cause actual results to differ from those of such forward-looking statements. These risks and uncertainties include those set forth in other filings made by Carpenter under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and also include the following factors: 1) the cyclical nature of the specialty materials business and certain end-use markets, including, but not limited to, aerospace, automotive, industrial products and consumer durables, all of which are subject to changes in general economic and financial market conditions; 2) the continuing high levels of stainless steel imports into the United States; 3) the ability of Carpenter, along with other domestic producers of stainless steel products, to obtain and retain favorable rulings in dumping and countervailing duty claims against foreign producers; 4) the ability of Carpenter to recoup increased costs of electricity, natural gas and raw materials through increased prices and surcharges; 5) worldwide excess manufacturing capacity for certain alloys which Carpenter produces and fluctuations in currency exchange rates, resulting in increased competition and downward pricing pressure on certain Carpenter products; 6) fluctuations in financial markets that could impact the valuation of the assets in Carpenter's pension trusts and the accounting for pension assets; 7) the critical importance of certain raw materials used by Carpenter, some of which are acquired from foreign sources and may be located in countries subject to unstable political and economic conditions, which may affect the prices or supply of these materials; 8) the susceptibility of export sales to the effects of export controls, changes in legal and regulatory requirements, policy changes affecting the markets, changes in tax laws and tariffs, exchange rate fluctuations and political and economic instability; and 9) the effects on operations of changes in domestic and foreign governmental laws and public policy, including environmental regulations. Any of these factors could have an adverse and/or fluctuating effect on Carpenter's results of operations. The forward-looking statements in this document are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements and Supplementary Data

	Page
Consolidated Financial Statements:	
Responsibilities for Financial Reporting and Internal Control	A-24
Report of Independent Accountants	A-25
Consolidated Statement of Income for the Years Ended June 30, 2001, 2000 and 1999	A-26
Consolidated Statement of Cash Flows for the Years Ended June 30, 2001, 2000 and 1999 . .	A-27
Consolidated Balance Sheet as of June 30, 2001 and 2000	A-28
Consolidated Statement of Changes in Stockholders' Equity for the Years Ended June 30, 2001, 2000 and 1999	A-29-30
Consolidated Statement of Comprehensive Income for the years ended June 30, 2001, 2000 and 1999	A-30
Notes to Consolidated Financial Statements	A-31
Supplementary Data:	
Quarterly Financial Data (Unaudited)	A-53

Responsibilities for Financial Reporting and Internal Control

Carpenter's financial statements included in this Annual Report were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles and, as such, include amounts based on management's best judgments and estimates. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

Carpenter maintains a strong system of internal control, supported by a code of conduct, designed to provide reasonable assurance that assets are safeguarded and transactions are properly executed and recorded for the preparation of financial information. There are limits in all systems of internal control, based on recognition that the cost of the system should not exceed the benefits to be derived. We believe Carpenter's internal control system provides this appropriate balance. The internal control system, and compliance therewith, is continually monitored by Carpenter's internal audit staff.

The independent accountants, PricewaterhouseCoopers LLP, recommended by the Board of Directors and elected by the stockholders, audit our financial statements. Their audit includes a review of the internal control structure to the extent necessary and selective tests of the transactions to support their report which appears on the next page.

The Audit Committee of the Board of Directors, composed of directors who are neither current nor former employees of Carpenter, meets regularly with management, internal auditors and our independent accountants to consider audit results and to discuss significant internal control, auditing and financial reporting matters. Both the independent accountants and internal auditors have unrestricted access to the Audit Committee.



Dennis M. Draeger
Chairman, President and Chief Executive Officer



Terrence E. Geremski
Senior Vice President—Finance and Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and
Stockholders of Carpenter Technology Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Carpenter Technology Corporation and its subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 9 to the financial statements, Carpenter adopted the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," and Statement of Financial Accounting Standards No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities," in fiscal 2001.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
August 13, 2001

Consolidated Statement of Income

Carpenter Technology Corporation
For the years ended June 30, 2001, 2000 and 1999

	2001	2000	1999
	(in millions, except per share data)		
Net sales	$1,324.1	$1,109.1	$1,049.3
Costs and expenses:			
Cost of sales	1,039.3	862.7	808.4
Selling and administrative expenses	152.4	146.4	142.1
Interest expense	40.3	33.4	29.3
Special charges	36.0	—	14.2
Other income, net	(2.3)	(13.3)	(0.5)
	1,265.7	1,029.2	993.5
Income before income taxes and cumulative effect of accounting change	58.4	79.9	55.8
Income taxes	23.2	26.6	18.7
Income before cumulative effect of accounting change, net of tax	35.2	53.3	37.1
Cumulative effect of accounting change, net of $9.4 million tax (see note 1)	(14.1)	—	—
Net income	$ 21.1	$ 53.3	$ 37.1
Earnings per common share:			
Basic:			
Income before cumulative effect of accounting change	$ 1.52	$ 2.35	$ 1.61
Cumulative effect of accounting change	(0.64)	—	—
Net income	$ 0.88	$ 2.35	$ 1.61
Diluted:			
Income before cumulative effect of accounting change	$ 1.50	$ 2.31	$ 1.58
Cumulative effect of accounting change	(0.62)	—	—
Net income	$ 0.88	$ 2.31	$ 1.58

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

Carpenter Technology Corporation
For the years ended June 30, 2001, 2000 and 1999

	2001	2000	1999
	(in millions)		
OPERATIONS:			
Net income	$21.1	$ 53.3	$ 37.1
Adjustments to reconcile net income to net cash provided from operations:			
Depreciation	55.6	53.1	51.8
Amortization of intangible assets	16.9	15.2	13.9
Deferred income taxes	11.1	9.9	(6.2)
Pension and postretirement costs, net	(41.8)	(38.1)	(30.1)
Net (gain) loss on asset disposals	(1.5)	(5.2)	1.5
Special charges	37.6	—	14.2
Changes in working capital and other, net of acquisitions:			
Receivables	(7.2)	(34.5)	28.7
Inventories	27.8	(16.7)	18.9
Accounts payable	(15.0)	35.9	(23.2)
Accrued current liabilities	2.2	(6.6)	(18.9)
Other, net	11.8	(3.9)	(0.3)
Net cash provided from operations	118.6	62.4	87.4
INVESTING ACTIVITIES:			
Purchases of plant, equipment and software	(50.5)	(105.0)	(153.1)
Proceeds from disposals of plant and equipment	15.3	13.4	0.5
Acquisitions of businesses, net of cash received	—	(7.0)	(23.1)
Proceeds from net assets held for sale	—	—	121.4
Net cash used for investing activities	(35.2)	(98.6)	(54.3)
FINANCING ACTIVITIES:			
Net change in short-term debt	(49.3)	78.5	20.2
Proceeds from issuance of long-term debt	—	7.6	—
Payments on long-term debt	(10.6)	(15.5)	(36.6)
Dividends paid	(30.7)	(30.8)	(30.7)
Proceeds from issuance of common stock	5.5	0.4	2.1
Payments to acquire treasury stock	—	—	(35.0)
Net cash provided from (used for) financing activities	(85.1)	40.2	(80.0)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1.7)	4.0	(46.9)
Cash and cash equivalents at beginning of year	9.5	5.5	52.4
Cash and cash equivalents at end of year	$ 7.8	$ 9.5	$ 5.5

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet

Carpenter Technology Corporation
June 30, 2001 and 2000

	2001	2000
	(in millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7.8	$ 9.5
Accounts receivable, net of allowance for doubtful accounts of $2.3 and $2.2 at June 30, 2001 and 2000, respectively	193.8	187.0
Inventories	241.1	270.2
Other current assets	16.4	16.3
Total current assets	459.1	483.0
Property, plant and equipment, net	752.2	789.9
Prepaid pension cost	225.6	185.2
Goodwill, net	161.7	172.3
Other assets	92.9	115.5
Total assets	$1,691.5	$1,745.9
LIABILITIES		
Current liabilities:		
Short-term debt	$ 170.6	$ 219.9
Accounts payable	82.3	97.3
Accrued liabilities	63.9	61.2
Deferred income taxes	2.1	5.6
Current portion of long-term debt	25.2	10.4
Total current liabilities	344.1	394.4
Long-term debt, net of current portion	326.9	352.3
Accrued postretirement benefits	157.8	152.3
Deferred income taxes	177.8	158.0
Other liabilities	36.3	35.3
STOCKHOLDERS' EQUITY		
Convertible preferred stock—authorized 2,000,000 shares	25.4	26.0
Common stock—authorized 100,000,000 shares	116.3	115.4
Capital in excess of par value—common stock	196.7	192.2
Reinvested earnings	378.4	388.0
Common stock in treasury, at cost	(38.4)	(38.4)
Deferred compensation	(13.1)	(14.1)
Accumulated other comprehensive income (loss)	(16.7)	(15.5)
Total stockholders' equity	648.6	653.6
Total liabilities and stockholders' equity	$1,691.5	$1,745.9

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

Carpenter Technology Corporation
For the years ended June 30, 2001, 2000 and 1999

	Preferred Stock Par Value of $5	Common Stock Par Value of $5	Capital in Excess of Par Value	Reinvested Earnings	Treasury Stock	Deferred Compen-sation	Accumulated Other Comp. Income (Loss)	Total Stock-holders' Equity
				(in millions, except per share data)				
Balances at June 30, 1998 ..	$27.8	$115.0	$190.0	$359.1	$ (3.4)	$(17.8)	$(11.2)	$659.5
Net income				37.1				37.1
Cash dividends:								
Common @ $1.32 per share				(29.2)				(29.2)
Preferred @ $5,362.50 per share				(1.5)				(1.5)
Stock options exercised		0.1	0.4					0.5
Treasury shares purchased....					(35.0)			(35.0)
Other	(1.0)	0.2	1.5			1.4	(1.0)	1.1
Balances at June 30, 1999 ..	$26.8	$115.3	$191.9	$365.5	$(38.4)	$(16.4)	$(12.2)	$632.5
Net income				53.3				53.3
Cash dividends:								
Common @ $1.32 per share				(29.0)				(29.0)
Preferred @ $5,362.50 per share				(1.8)				(1.8)
Stock options exercised			0.1					0.1
Other	(0.8)	0.1	0.2			2.3	(3.3)	(1.5)
Balances at June 30, 2000 ..	$26.0	$115.4	$192.2	$388.0	$(38.4)	$(14.1)	$(15.5)	$653.6
Net income				21.1				21.1
Cash dividends:								
Common @ $1.32 per share				(29.1)				(29.1)
Preferred @ $5,362.50 per share				(1.6)				(1.6)
Stock options exercised		0.8	3.1					3.9
Other	(0.6)	0.1	1.4			1.0	(1.2)	0.7
Balances at June 30, 2001 ..	$25.4	$116.3	$196.7	$378.4	$(38.4)	$(13.1)	$(16.7)	$648.6

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity (continued)

Carpenter Technology Corporation
For the years ended June 30, 2001, 2000 and 1999

	Preferred Shares Issued	Common Shares		
		Issued	Treasury	Net Outstanding
Balances at June 30, 1998	441.1	22,995,036	(147,920)	22,847,116
Stock options exercised		13,940		13,940
Treasury shares purchased.......................			(955,567)	(955,567)
Other	(15.3)	42,800	(1,554)	41,246
Balances at June 30, 1999	425.8	23,051,776	(1,105,041)	21,946,735
Stock options exercised, net of 3,753 shares exchanged		2,587		2,587
Other	(12.7)	17,272	(2,159)	15,113
Balances at June 30, 2000	413.1	23,071,635	(1,107,200)	21,964,435
Stock options exercised		154,230		154,230
Other	(9.1)	41,654	(1,047)	40,607
Balances at June 30, 2001	404.0	23,267,519	(1,108,247)	22,159,272

Consolidated Statement of Comprehensive Income

Carpenter Technology Corporation
For the years ended June 30, 2001, 2000 and 1999

	2001	2000	1999
	(in millions)		
Net income	$21.1	$53.3	$37.1
Cumulative effect of change in accounting principle for derivatives and hedging activities (SFAS 133), net of tax	.8	—	—
Net losses on derivative instruments, net of tax	(2.3)	—	—
Unrealized loss on investment, net of tax.....................................	(.1)	—	—
Foreign currency translation, net of tax	.4	(3.3)	(1.0)
Comprehensive income	$19.9	$50.0	$36.1

See accompanying notes to consolidated financial statements.

CARPENTER TECHNOLOGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Consolidation—The consolidated financial statements include the accounts of Carpenter and all majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated. Investments in companies in which Carpenter has an ownership interest of 20 to 50 percent are accounted for on an equity basis and accordingly, Carpenter's share of their income is included in consolidated net income.

Revenue Recognition—Revenue, net of related discounts and allowances, is principally recognized when product is shipped and title and risk of loss has transferred to the customer.

Cash Equivalents—Cash equivalents consist of highly liquid instruments with maturities at the time of acquisition of three months or less. Cash equivalents are stated at cost, which approximates market.

Inventories—Inventories are valued at the lower of cost or market. Cost for inventories is principally determined by the Last-In, First-Out (LIFO) method. Carpenter also uses the First-In, First-Out (FIFO) and average cost methods.

Depreciation and Amortization—Depreciation for financial reporting purposes is computed by the straight-line method. Depreciation for income tax purposes is computed using accelerated methods. Upon disposal, assets and related depreciation are removed from the accounts and the differences between the net amounts and proceeds from disposal are included in other income, net in the consolidated statement of income.

The costs of intangible assets other than goodwill, which are included in other assets on the consolidated balance sheet, are comprised principally of trademarks and tradenames and computer software, and are amortized for financial reporting purposes on a straight-line basis over their respective estimated useful lives, ranging from 3 to 30 years.

Goodwill—Goodwill, representing the excess of the purchase price over the estimated fair value of the identifiable net assets of companies acquired to date, is being amortized on a straight-line basis over the estimated life of the goodwill, ranging from 20 to 40 years. Accumulated amortization of goodwill was $29.0 million and $22.6 million at June 30, 2001 and 2000, respectively.

Long-Lived Assets—Long-lived assets, including goodwill and other intangibles, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted cash flows. Carpenter evaluates long-lived assets for impairment by individual business unit.

Environmental Expenditures—Environmental expenditures that pertain to current operations or to future revenues are expensed or capitalized consistent with Carpenter's capitalization policy for property, plant and equipment. Expenditures that result from the remediation of an existing condition caused by past operations and that do not contribute to current or future revenues are expensed. Liabilities are recognized for remedial activities when the cleanup is probable and the cost can be reasonably estimated. Recoveries of expenditures are recognized as receivables when they are estimable and probable. Estimated liabilities are not discounted to present value, but estimated receivables are measured on a discounted basis.

Foreign Currency Translation—Assets and liabilities of most foreign operations are translated at exchange rates in effect at year-end, and their income statements are translated at the average monthly exchange rates prevailing during the year. Translation gains and losses are recorded each period in other comprehensive income until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other noncurrent assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income.

1. Summary of Significant Accounting Policies (Continued)

Freight and Handling Fees and Costs—The Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) issued EITF 00-10 regarding the classification of freight and handling costs billed to customers. EITF 00-10 requires freight and handling costs billed separately to be included as part of sales on the statement of income. In addition, the preferred classification of freight and handling costs expensed on the statement of income is to include them in cost of sales. Carpenter adopted this requirement effective July 1, 2000. Reclassification of fiscal 2000 and 1999 resulted in increasing sales by $13.3 million and $12.5 million, increasing cost of sales by $42.6 million and $32.4 million and decreasing selling and administrative expenses by $29.3 million and $19.9 million, respectively.

Overhaul Costs—Major maintenance costs incurred during scheduled plant shutdowns are capitalized when incurred and amortized over the period until the next scheduled shutdown, which is generally within the same fiscal year.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications of prior years' amounts have been made to conform with the current year's presentation.

Accounting Change—In the fourth quarter of fiscal 2001, Carpenter changed its method of accounting for revenue recognition in accordance with the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." Carpenter's standard terms and conditions of sale for most of its sales included a provision that title to the goods was retained as a security interest until payment was received, even though the risks and benefits of ownership were passed to the customer at the time of shipment. Under SAB 101, except for certain foreign units, revenue cannot be recognized until title passes to the customer, which in Carpenter's case was when payment was received.

On April 1, 2001, Carpenter changed its terms and conditions of sale so that revenue can be recognized when product is shipped, in accordance with its historical practice. The combined effect of SAB 101 and the change in terms and conditions increased fiscal 2001 sales by $138.0 million and net income by $14.1 million, net of $9.4 million of tax. The cumulative effect at July 1, 2000 of this change in accounting principle was a charge of $14.1 million after taxes, or $.62 per diluted share.

Pro-forma net income and earnings per share information for the years ended June 30, 2000 and 1999, assuming SAB 101 had been applied retroactively, are as follows:

	2000	1999
	(Dollars in millions, except per share information)	
Net income:		
As reported	$53.3	$37.1
Pro-forma under SAB 101	$48.3	$41.8
Basic earnings per share:		
As reported	$2.35	$1.61
Pro-forma under SAB 101	$2.12	$1.82
Diluted earnings per share:		
As reported	$2.31	$1.58
Pro-forma under SAB 101	$2.09	$1.78

New Accounting Pronouncements—The FASB has issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) which requires that goodwill and certain intangible assets no longer be amortized and requires ongoing evaluation of these assets for impairment. Carpenter anticipates adopting SFAS 142 in fiscal 2002, and is currently evaluating its impact.

2. Earnings Per Common Share

The computation of basic and diluted earnings per share for the years ended June 30, 2001, 2000 and 1999 follows:

	2001	2000	1999
	(in millions, except per share data)		
Basic EPS:			
Income before cumulative effect of accounting change, net of tax	$35.2	$53.3	$37.1
Dividends accrued on convertible preferred stock, net of tax benefits	(1.7)	(1.8)	(1.5)
Earnings available for common stockholders	33.5	51.5	35.6
Cumulative effect of accounting change	(14.1)	—	—
Net income available for common stockholders	$19.4	$51.5	$35.6
Weighted average common shares outstanding	22.0	22.0	22.1
Earnings per share before cumulative effect of accounting change	$1.52	$2.35	$1.61
Cumulative effect of accounting change per share	(0.64)	—	—
Basic net income per share	$0.88	$2.35	$1.61
Diluted EPS:			
Net income before cumulative effect of accounting change, net of tax	$35.2	$53.3	$37.1
Assumed shortfall between common and preferred dividends	(0.7)	(0.6)	(0.7)
Earnings available for common stockholders	34.5	52.7	36.4
Cumulative effect of accounting change	(14.1)	—	—
Net income available for common stockholders	$20.4	$52.7	$36.4
Weighted average common shares outstanding	22.0	22.0	22.1
Assumed conversion of preferred shares	0.8	0.8	0.9
Effect of shares issuable under stock option plans	0.1	—	0.1
Adjusted weighted average common shares	22.9	22.8	23.1
Earnings per share before cumulative effect of accounting change	$1.50	$2.31	$1.58
Cumulative effect of accounting change per share	(0.62)	—	—
Diluted net income per share	$0.88	$2.31	$1.58

In fiscal 2001, 2000 and 1999, 1.4 million, 1.8 million and 0.7 million stock options, respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect.

CARPENTER TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Special Charges

During the fourth quarter of fiscal 2001, Carpenter incurred special charges of $37.6 million before taxes that are recognized in the consolidated statement of income as a separate $36.0 million special charge, an addition to cost of sales of $1.2 million as a result of a writedown of inventory and an addition to selling and administrative expenses of $.4 million due to a writedown of accounts receivable. The components of this special charge are:

- The divestiture of certain business units that are considered non-strategic. These small business units, with combined annual revenues of $25 million, are within Carpenter's Engineered Products Group (EPG). The charge of $19.3 million before taxes consists primarily of the writedown of certain assets, including property, plant and equipment, goodwill and inventory, to their net realizable values.

- The reduction in workforce of approximately 100 salaried positions as a result of the realignment of Specialty Alloys Operations (SAO) and Corporate staff. The charge of $9.1 million before taxes consists primarily of various personnel-related costs to cover severance payments, enhanced pension benefits, medical coverage and related items. Approximately $7.6 million of the charge will be paid from the qualified pension plan and, accordingly, this portion of the special charge reduced the prepaid pension cost account on the balance sheet. All employees are expected to depart during fiscal 2002. There was also a $1.7 million before taxes charge to writedown certain SAO assets to their net realizable value.

- On May 18, 2001, Carpenter reached a settlement agreement with the City of Bridgeport, Connecticut and the Bridgeport Port Authority in connection with the disposal of Carpenter's former steel mill property in Bridgeport. As a result of the settlement agreement, Carpenter incurred a one-time, non-cash charge of $7.5 million before taxes. The City of Bridgeport had proposed compensation of $2.5 million and had sought reimbursement of any additional site remediation costs. Under the settlement agreement, Carpenter received $9.25 million and retained responsibility for an existing oil deposit on the property, except to the extent the oil deposit is disturbed by the City of Bridgeport or the Bridgeport Port Authority or a third party acting on their behalf to develop the site.

During the third quarter of fiscal 1999, Carpenter recorded a pre-tax charge of $14.2 million related to a salaried work force reduction and a reconfiguration of its U.S. distribution network. The positions eliminated include various salaried positions throughout the SAO and corporate offices. The charge consisted chiefly of various personnel-related costs for about 205 employees to cover severance payments, enhanced pension benefits, medical coverage and related items. Approximately $13.0 million of the charge was paid from the qualified pension plan and, accordingly, this portion of the special charge reduced the prepaid pension cost account on the balance sheet. As of June 30, 2000, the reduction of employees was complete.

4. Acquisitions of Businesses

During the previous two fiscal years, Carpenter acquired the businesses described below, all of which were accounted for by the purchase method of accounting.

4. Acquisitions of Businesses (continued)

Fiscal 2000

On February 1, 2000, Carpenter acquired the Anval Group, a powder metal producer based in Torshälla, Sweden, at a cost of $7 million in cash, including acquisition costs, and assumed Anval's debt with a fair market value of $1.6 million. The purchase price included $3.5 million of goodwill with a life of 20 years. The pro-forma impact of the acquisition was not material.

Fiscal 1999

In April 1999, Carpenter finalized a joint venture with Kalyani Steels Ltd. that established two companies in India, at an initial cost of $10.7 million, including organization costs. The companies established are Kalyani Carpenter Special Steels Ltd. (KCSSL), a specialty steel manufacturing company, and Kalyani Carpenter Metal Centres Ltd. (KCMCL), a specialty steel distribution company. Carpenter owns 26 percent of KCSSL and 51 percent of KCMCL. The investment in KCSSL exceeded Carpenter's share of the initial equity of KCSSL by $6.0 million which is included in other assets in the consolidated balance sheet and is being amortized on a straight-line basis over 20 years.

In October 1998, Carpenter acquired the strip producing business of Telcon, Ltd., for $11.4 million of cash, including acquisition costs. This facility produces narrow strip for electronic applications using magnetic and controlled expansion alloys. The fair value of the net assets acquired approximated the purchase price.

The pro-forma impact of these acquisitions were not material. Fiscal 1999 included other acquisitions which were immaterial.

The purchase prices have been allocated to the assets purchased and the liabilities assumed, based upon the fair values on the dates of acquisition, as follows:

	2000	1999
	(in millions)	
Working capital, other than cash	$ 0.3	$ 2.3
Property, plant and equipment	3.7	9.1
Goodwill	3.5	1.0
Other assets	0.4	10.7
Noncurrent liabilities	(0.9)	—
Purchase price, net of cash received	$ 7.0	$ 23.1

In fiscal 2000, deferred tax liabilities included in the allocation totaled $0.6 million and debt included in the allocation was $1.6 million. No debt or deferred tax liabilities were included in the allocation in fiscal 1999.

5. Inventories

	June 30	
	2001	2000
	(in millions)	
Finished and purchased products	$ 108.7	$138.1
Work in process	185.4	211.9
Raw materials and supplies	44.5	46.2
Total at current cost	338.6	396.2
Less excess of current cost over LIFO values	97.5	126.0
	$ 241.1	$270.2

Current cost of LIFO-valued inventories was $272.5 million at June 30, 2001 and $331.9 million at June 30, 2000. In fiscal 2001, the reductions of certain LIFO valued inventories decreased cost of sales by $.7 million.

6. Property, Plant and Equipment

	June 30	
	2001	2000
	(in millions)	
Land	$ 7.7	$ 12.8
Buildings and building equipment	233.8	234.6
Machinery and equipment	1,076.0	1,056.5
Construction in progress	28.4	37.5
Total at cost	1,345.9	1,341.4
Less accumulated depreciation and amortization	593.7	551.5
	$ 752.2	$ 789.9

The estimated useful lives of depreciable assets are as follows: land improvements—20 years; buildings and equipment—20 to 45 years; machinery and equipment—5 to 30 years; autos and trucks—3 to 6 years; office furniture and equipment—3 to 10 years. Effective April 1, 1999, Carpenter changed its estimates of the useful lives of certain major manufacturing equipment from 20 to 30 years. This change recognizes the current expectations of economic useful lives for this equipment and resulted in a reduction of depreciation expense of $1.8 million or $.04 per diluted share during the fourth quarter of fiscal 1999.

7. Accrued Liabilities

	June 30	
	2001	2000
	(in millions)	
Compensation	$18.6	$20.6
Employee benefits	12.2	12.9
Interest	7.5	7.8
Environmental costs	2.2	1.0
Other	23.4	18.9
	$63.9	$61.2

8. Debt

Carpenter has $275 million of revolving credit agreements with four banks. Interest is based on short-term market rates. As of June 30, 2001, there was $170.6 million outstanding under the credit agreements.

For the years ended June 30, 2001, 2000 and 1999, interest cost totaled $41.1 million, $39.4 million and $34.8 million, of which $0.8 million, $6.0 million and $5.5 million, respectively, were capitalized as part of the cost of plant, equipment and software.

The weighted average interest rates for short-term borrowings during fiscal 2001 and 2000 were 6.24 percent and 6.1 percent, respectively.

Long-term debt outstanding at June 30, 2001 and 2000, consists of the following:

	June 30	
	2001	2000
	(in millions)	
Medium-term notes, Series B at 6.28% to 7.10% due from April 2003 to 2018	$198.0	$198.0
9% Sinking fund debentures due 2022, callable beginning in March 2002 at 104.2%; sinking fund requirements are $5.0 million annually from 2003 to 2021	99.7	99.6
Medium-term notes, Series A at 6.78% to 7.80% due from September 2000 to 2005	45.0	55.0
Secured note, payable in monthly installments of $0.1 million including interest of 8% with a final payment of $6.1 million due April 2010	7.5	7.6
Other	1.9	2.5
Total	352.1	362.7
Less amounts due within one year	25.2	10.4
Long-term debt, net of current portion	$326.9	$352.3

Aggregate maturities of long-term debt for the four years subsequent to June 30, 2002, are $50.3 million in fiscal 2003, $5.3 million in fiscal 2004, $45.4 million in fiscal 2005 and $5.4 million in fiscal 2006.

Carpenter's financing agreements contain restrictions on the total amount of debt and the minimum tangible net worth permitted.

In August, 2001, Carpenter issued $100 million of medium-term notes at 7.625%. The notes will mature in 2011.

9. Financial Instruments

The carrying amounts and estimated fair values of Carpenter's financial instruments were as follows:

| | June 30 | | | |
| | 2001 | | 2000 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)			
Cash and cash equivalents	$ 7.8	$ 7.8	$ 9.5	$ 9.5
Company-owned life insurance	$ 16.3	$ 16.3	$ 18.2	$ 18.2
Short-term debt	$170.6	$170.6	$219.9	$219.9
Long-term debt	$352.1	$344.0	$362.7	$338.0
Commodity price swaps and options	$ (2.0)	$ (2.0)	$ —	$ 0.9
Foreign currency forwards and options	$ 1.6	$ 1.6	$ 0.6	$ 0.9
Interest rate swaps and locks	$ —	$ —	$ —	$ —

The carrying amounts for cash, cash equivalents and short-term debt approximate their fair values due to the short maturities of these instruments. The carrying amount for company-owned life insurance reflects cash surrender values based upon market values of underlying securities.

The fair value of long-term debt as of June 30, 2001 and 2000, was determined by using current interest rates and market values of similar issues.

Carpenter is exposed to credit risk related to its financial instruments in the event of non-performance by the counterparties. Carpenter does not generally require collateral or other security to support these financial instruments. However, the counterparties to these transactions are major financial institutions deemed credit worthy by Carpenter. Carpenter does not anticipate non-performance by the counterparties.

Adoption of SFAS 133

Carpenter adopted SFAS 133, as amended, "Accounting for Derivative Instruments and Hedging Activities", on July 1, 2000. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income, depending on the type of hedging instrument and the effectiveness of the hedges. In accordance with the transition provisions of SFAS 133, Carpenter recorded a cumulative positive adjustment to other comprehensive income of $.8 million, after tax, to recognize the fair value of its derivative instruments as of the date of adoption.

Carpenter's current risk management strategies include the use of derivative instruments to reduce certain risks. These strategies are:

• The use of commodity swaps and options to fix the price of a portion of anticipated future purchases of certain raw materials and energy to offset the effects of changes in the costs of those commodities.

• The use of foreign currency forwards and options to hedge a portion of anticipated future sales denominated in foreign currencies, principally the Euro and Pound Sterling, in order to offset the effect of changes in exchange rates.

9. Financial Instruments (continued)

- The use of foreign currency forwards and options to hedge certain foreign currency denominated intercompany receivables, primarily in Euro and Pound Sterling, to offset the effect on earnings of changes in exchange rates until these receivables are collected.

- The use of interest rate swaps to fix the interest rate on certain floating rate debt to stabilize interest rates.

- The use of treasury rate locks to fix forward the treasury rate component of a portion of the August 2001 debt offering that was priced based on the prevailing applicable treasury rate and credit spread at the time the debt offering was finalized.

All of the derivatives used by Carpenter in its risk management strategies are highly effective hedges because all of the critical terms of the derivative instruments match those of the hedged item. All of the described derivative instruments, except for hedges of receivables, have been designated as cash flow hedges at the time of adoption of SFAS 133 or if later than July 1, 2000 at the time they were executed. The hedges of intercompany receivables do not qualify for hedge accounting. All derivatives are adjusted to their fair market values at the end of each calendar quarter. Unrealized net gains and losses for cash flow hedges are recorded in other comprehensive income. At the time the anticipated transactions occur, any unrealized gains and losses on the related hedge are reclassified from other comprehensive income to the statement of income, thus offsetting the income effects of the anticipated transactions to which they relate. Amounts reclassified to the statement of income are included in cost of sales (commodity hedges), interest expense (interest rate swaps) and sales (foreign exchange hedges of anticipated sales). All unrealized gains or losses on hedges of intercompany receivables are recorded in income each quarter, as are changes in the value of the receivables. If an anticipated transaction is no longer expected to occur, unrealized gains and losses on the related hedge are reclassified to the statement of income. Cash flow hedges at June 30, 2001 have various settlement dates, the latest of which is a September, 2005 interest rate swap.

Carpenter evaluates all derivative instruments each quarter to determine that they are highly effective. Any ineffectiveness is recorded in the statement of income. The ineffectiveness for existing derivative instruments for the year ending June 30, 2001 was primarily related to option premiums and was immaterial. During the year ended June 30, 2001, unrealized net losses totaling $1.7 million after taxes were recorded in other comprehensive income, including the $.8 million cumulative effect as of July 1, 2000, and $.2 million of income after taxes was reclassified from other comprehensive income to the statement of income. There were no reclassifications from other comprehensive income to earnings during the year ended June 30, 2001 that were caused by anticipated transactions which are no longer expected to occur.

As of June 30, 2001, $1.5 million of net losses from derivative instruments was included in accumulated other comprehensive income, $1.4 million of which is expected to be reclassified to the statement of income within one year.

10. Common Stock

Common Stock Repurchase Program:

On August 6, 1998, a stock repurchase program was approved for up to 1.2 million, or 5 percent, of the outstanding shares of Carpenter's common stock. The shares may be purchased over time and held as treasury shares. During fiscal 1999, 0.9 million shares were repurchased at a total cost of $34.5 million.

CARPENTER TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Common Stock (continued)

Common Stock Purchase Rights:

Under a common stock Rights Agreement amended as of June 12, 2000, Carpenter has issued one common stock purchase right ("Right") for every outstanding share of common stock. Except as otherwise provided in the Rights Agreement, the Rights will become exercisable and separate Rights certificates will be distributed to the stockholders: (1) 10 days following the acquisition of 20 percent or more of Carpenter's common stock, (2) 10 business days (or such later date as the Board of Directors may determine) following the commencement of a tender or exchange offer for 20 percent or more of Carpenter's common stock, or (3) 10 days after Carpenter's Board of Directors determines that a holder of 15 percent or more of Carpenter's shares has an interest adverse to those of Carpenter or its stockholders (an "adverse person"). Upon distribution, each Right would then entitle a holder to buy from Carpenter one newly issued share of its common stock for an exercise price of $145.

After distribution, upon: (1) any person acquiring 20 percent of the outstanding stock (other than pursuant to a fair offer as determined by the Board of Directors), (2) a 20 percent holder engaging in certain self-dealing transactions, (3) the determination of an adverse person, or (4) certain mergers or similar transactions between Carpenter and holder of 20 percent or more of Carpenter's common stock, each Right (other than those held by the acquiring party) entitles the holder to purchase shares of common stock of either the acquiring company or Carpenter (depending on the circumstances) having a market value equal to twice the exercise price of the Right. The Rights may be redeemed by Carpenter for $.025 per Right at any time before they become exercisable. The Rights Agreement expires on June 26, 2006.

11. Stock-Based Compensation

Carpenter has three stock-based compensation plans for officers and key employees: a 1993 plan, a 1982 plan and a 1977 plan.

1993 Plan:

The 1993 plan provides that the Board of Directors may grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and performance share awards, and determine the terms and conditions of each grant. In fiscal 1998, the plan was amended to provide the Chief Executive Officer with limited authority to grant stock options and restricted stock. In October, 2000, the stockholders authorized an additional 1,800,000 shares to the plan for share awards. As of June 30, 2001 and 2000, 1,376,936 and 2,116 shares, respectively, were reserved for options and share awards which may be granted under this plan.

Stock option grants under this plan must be at no less than market value on the date of grant, are exercisable after one year of employment following the date of grant, and will expire no more than ten years after the date of grant.

Restricted stock awards outstanding vest over periods ranging from three to five years from the date of grant. When restricted shares are issued, deferred compensation is recorded as a reduction of stockholders' equity, and charged to expense over the vesting period. During fiscal 2001, 2000 and 1999, $0.2 million, $0.4 million and $0.4 million, respectively, were charged to expense for vested restricted shares.

11. Stock-Based Compensation (continued)

Performance share awards are earned only if Carpenter achieves certain performance levels over a three-year period. The awards are payable at the discretion of the Board of Directors in either shares of common stock or cash and expensed over the three-year performance period. Pre-tax income was increased by $0.3 million in both fiscal 2001 and 2000, and decreased by $0.5 million in fiscal 1999 relating to performance shares.

1982 and 1977 Plans:

The 1982 plan expired in June 1992; however, all outstanding unexpired options granted prior to that date remain in effect. Under the 1982 and 1977 plans, options are granted at the market value on the date of grant, are exercisable after one year of employment following the date of grant and expire ten years after grant. At June 30, 2001 and 2000, 18,160 and 2,120 shares, respectively, were reserved for options which may be granted under the 1977 plan.

Carpenter has a stock-based compensation plan which provides for the granting of stock options and other market-based units to non-employee Directors. Options are granted at the market value on the date of the grant and are exercisable after one year of Board service following the date of grant. Options expire ten years after the date of grant. At June 30, 2001 and 2000, 46,000 and 65,000 shares, respectively, were reserved for options which may be granted under this plan.

Option Activity:

	Number of Shares	Weighted Average Exercise Price
Balance at June 30, 1998	1,151,944	$39.30
Granted	597,500	28.80
Exercised	(13,940)	30.67
Cancelled	(13,760)	49.16
Balance at June 30, 1999	1,721,744	$35.65
Granted	371,000	20.41
Exercised	(6,340)	24.67
Cancelled	(10,120)	28.37
Balance at June 30, 2000	2,076,284	$32.99
Granted	495,400	29.92
Exercised	(154,230)	24.79
Cancelled	(77,377)	33.68
Balance at June 30, 2001	2,340,077	$32.86

11. Stock-Based Compensation (continued)

Outstanding Options

Exercise Price Range	Number Outstanding at 06/30/01	Weighted Average Remaining Life	Weighted Average Exercise Price
$19 — $30	972,522	7.67	$25.50
$30 — $40	820,955	7.52	31.61
$40 — $51	546,600	6.52	47.84
	2,340,077		$32.86

Of the options outstanding at June 30, 2001, 1,875,335 relate to the 1993 plan, 33,260 relate to the 1982 plan, 272,980 relate to the 1977 plan and 158,502 relate to the plan for non-employee Directors.

Exercisable Options

Exercise Price Range	Number Exercisable at 06/30/01	Weighted Average Exercise Price
$19 — $30	920,722	$25.37
$30 — $40	377,355	33.30
$40 — $51	546,600	47.84
	1,844,677	$33.65

Carpenter accounts for its stock option plans in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB Opinion 25, no compensation cost is recognized because the exercise price of Carpenter's employee stock options equals the market price of the underlying stock at the date of the grant. Had compensation cost for Carpenter's stock option plans been determined based on the fair value at the grant date for awards in accordance with Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-based Compensation," net income would have been reduced by $0.8 million, $1.8 million and $1.6 million, and diluted earnings per share would have been reduced by $.04, $.08 and $.07 in fiscal 2001, 2000 and 1999, respectively.

These pro-forma adjustments were calculated using the Black-Scholes option pricing model to value all stock options granted since July 1, 1996.

A summary of the assumptions and data used in these calculations follows:

	2001	2000	1999
Weighted average exercise price of options exercisable	$ 33.65	$ 35.73	$ 39.28
Weighted average fair value per share of options	$ 7.09	$ 3.74	$ 5.63
Fair value assumptions:			
Risk-free interest rate	4.9%	6.5%	5.7%
Expected volatility	32.7%	28.6%	25.4%
Expected life of options	5 years	5 years	5 years
Expected dividends	4.4%	6.5%	4.6%

CARPENTER TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Pension and Other Postretirement Benefits

Carpenter provides several noncontributory defined benefit pension plans and postretirement benefit plans to certain of its employees. The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans.

	Pension Plans		Other Postretirement Plans	
	2001	2000	2001	2000
	(dollars in millions)			
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 576.3	$ 592.2	$ 179.0	$ 182.8
Service cost	16.0	17.3	2.6	2.8
Interest cost	43.4	40.2	13.5	12.5
Benefits paid	(38.4)	(52.5)	(9.6)	(11.7)
Special termination benefits[(a)]	8.1	—	—	—
Actuarial (gain) loss	(2.9)	(21.8)	4.1	(7.4)
Plan amendments	—	0.9	—	—
Projected benefit obligation at end of year	$ 602.5	$ 576.3	$ 189.6	$ 179.0
Change in plan assets:				
Fair value of plan assets at beginning of year	$1,022.8	$ 981.7	$ 89.4	$ 80.3
Actual return (loss) on plan assets	(99.7)	91.8	(25.3)	21.5
Benefits paid from plan assets	(38.4)	(51.0)	(9.6)	(11.7)
Contributions	1.8	0.3	0.5	(0.7)
Fair value of plan assets at end of year	$ 886.5	$1,022.8	$ 55.0	$ 89.4
Funded status of the plans	$ 284.0	$ 446.5	$ (134.6)	$ (89.6)
Unrecognized net gain	(105.6)	(306.7)	(15.7)	(55.2)
Unrecognized prior service cost (benefit)................	26.0	28.6	(7.7)	(8.4)
Unrecognized transition (asset) obligation	0.1	(2.7)	—	—
Prepaid (accrued) benefit cost	$ 204.5	$ 165.7	$ (158.0)	$ (153.2)
Principal actuarial assumptions at June 30:				
Discount rate	7.5%	7.75%	7.5%	7.75%
Long-term rate of compensation increase................	4.0%	4.5%	—	—
Long-term rate of return on plan assets	10.0%	9.0%	10.0%	9.0%

[(a)] Benefits provided to employees terminated as a result of a reduction in salaried work force. See note 3 to the consolidated financial statements.

A-44

CARPENTER TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Pension and Other Postretirement Benefits (continued)

Pension and other postretirement plans included the following net credits and costs components:

	Pension Plans			Other Postretirement Plans		
	2001	2000	1999	2001	2000	1999
			(in millions)			
Service cost	$ 16.0	$ 17.3	$ 17.6	$ 2.6	$ 2.8	$ 2.9
Interest cost	43.4	40.2	39.6	13.5	12.5	11.4
Expected return on plan assets	(90.5)	(86.7)	(80.9)	(7.6)	(7.2)	(5.5)
Amortization of net gain	(13.8)	(13.1)	(9.7)	(2.5)	(1.2)	(1.3)
Amortization of prior service cost (benefit)	2.6	2.6	2.4	(0.7)	(0.7)	(0.7)
Amortization of transition asset	(2.9)	(2.9)	(2.9)	—	—	—
Change in purchase price allocation	—	—	4.8	—	—	—
Net (credit) cost	$ (45.2)	$ (42.6)	$ (29.1)	$ 5.3	$ 6.2	$ 6.8

For segment reporting (see note 19 to the consolidated financial statements), Carpenter reports separately the credit for the overfunded defined benefit pension plans. The expense for the underfunded defined benefit pension and postretirement benefit plans is charged to the operating segments. The $4.8 million effect of changes to purchase accounting allocations in fiscal 1999 was included in corporate costs for segment reporting.

Amounts shown in the consolidated statement of cash flows for pensions and postretirement benefits are net of cash payments made to the plans and amounts received from the pension plans as reimbursement of postretirement benefits paid by Carpenter.

Pension Plans

Carpenter has several underfunded plans which are included in the data presented above. As of June 30, 2001 and 2000, the projected benefit obligation of the underfunded plans was $26.0 million and $23.9 million, the total fair value of assets was $1.6 million and $1.3 million, and the accumulated benefit obligation was $22.9 million and $20.3 million, respectively.

During fiscal 1999, adjustments for final purchase price allocations for pensions resulted in an increase in goodwill of $10.3 million. Additional purchase price adjustments for pensions resulted in a charge to pre-tax income of $4.8 million which was included in other income, net on the consolidated statement of income.

Carpenter also maintains defined contribution pension and savings plans for substantially all domestic employees. Company contributions were $7.4 million in fiscal 2001 and fiscal 2000 and $7.1 million in fiscal 1999. There were 1,437,110 common shares reserved for issuance under the savings plans at June 30, 2001.

Other Postretirement Plans

The postretirement benefit plans consist of health care and life insurance plans. Prior to June 1999, Carpenter paid claims incurred for most retired employees. Beginning in June 1999, retired employees benefit payments are being paid by a Voluntary Employee Benefit Association (VEBA). Carpenter has contributed discretionary amounts, which have not exceeded the amount deductible for tax purposes,

12. Pension and Other Postretirement Benefits (continued)

into the VEBA. Plan assets are invested in trust-owned life insurance, which is invested in equity, fixed income and money market securities.

The assumed health care cost trend rate for fiscal 2002 is 7 percent, declining .5% per year to an ultimate rate of 5%, and is 6 percent for both fiscal 2001 and 2000. The health care cost trend rate has a significant effect on the amounts reported. If the assumed health care cost trend rate was increased by 1 percent, the accumulated projected benefit obligation at June 30, 2001 would have increased by $17.8 million and the postretirement benefit expense for fiscal 2001 would have increased by $1.8 million. If the assumed health care cost trend rate was decreased by 1 percent, the accumulated projected benefit obligation at June 30, 2001 would have decreased by $15.6 million and the postretirement benefit expense for fiscal 2001 would have decreased by $1.5 million.

13. Employee Stock Ownership Plan

Carpenter has a leveraged employee stock ownership plan ("ESOP") to assist certain employees with their future retiree medical obligations. Carpenter issued 461.5 shares of convertible preferred stock in fiscal 1992 at $65,000 per share to the ESOP in exchange for a $30.0 million 15-year 9.345% note which is included in the stockholders' equity section of the consolidated balance sheet as deferred compensation. The preferred stock is recorded net of related issuance costs.

Principal and interest obligations on the note are satisfied by the ESOP as Carpenter makes contributions to the ESOP and dividends are paid on the preferred stock. As payments are made on the note, shares of preferred stock are allocated to participating employees' accounts within the ESOP. Carpenter contributed $1.7 million in fiscal 2001, $1.6 million in fiscal 2000 and $1.5 million in fiscal 1999 to the ESOP. Compensation expense related to the plan was $1.5 million in fiscal 2001, $1.6 million in fiscal 2000 and $1.7 million in fiscal 1999.

As of June 30, 2001, the ESOP held 404.0 shares of the convertible preferred stock, consisting of 219.0 allocated shares and 185.0 unallocated shares. Each preferred share is convertible into at least 2,000 shares of common stock. There are 808,010 common shares reserved for issuance under the ESOP at June 30, 2001. The shares of preferred stock pay a cumulative annual dividend of $5,362.50 per share, are entitled to vote together with the common stock as a single class and have 2,600 votes per share. To the extent permitted by the ESOP and its trustee, the stock is redeemable at Carpenter's option at $65,520 per share, declining to $65,000 per share by September, 2001 and thereafter.

14. Supplemental Data

	2001	2000	1999
	(in millions)		
Cost Data:			
Research and development costs	$ 14.7	$ 14.4	$ 15.4
Repairs and maintenance costs	$ 62.4	$ 62.3	$ 61.4
Cash Flow Data:			
Cash paid during the year for:			
Interest payments, net of amounts capitalized	$ 39.8	$ 33.4	$ 28.3
Income tax payments (refunds), net	$ (2.8)	$ 12.0	$ 19.1
Non-cash investing and financing activities:			
Debt assumed in business acquisitions	$ —	$ 1.6	$ —
Property, plant and equipment exchanges	$ —	$ 3.4	$ —

15. Income Taxes

Provisions for income taxes consisted of the following:

	2001	2000	1999
	(in millions)		
Current:			
Federal	$ 6.0	$12.4	$18.2
State	2.4	1.6	3.6
Foreign	3.7	2.7	3.1
Deferred:			
Federal	11.2	9.7	(5.0)
State	(0.1)	0.2	(1.2)
Foreign	—	—	—
	$ 23.2	$26.6	$18.7

The income tax benefit resulting from recording the cumulative effect on prior years due to the accounting change was $9.4 million.

The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:

	2001	2000	1999
	(% of pre-tax income)		
Federal tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal tax benefit	3.3	1.7	3.8
Goodwill amortization	9.2	2.4	3.9
Settlement of prior years' tax issues	(4.8)	(4.4)	(5.6)
Nontaxable income	(2.8)	(0.5)	(2.7)
Federal and state tax law changes	—	—	(0.8)
Other, net	(0.2)	(0.9)	(0.1)
Effective tax rate	39.7%	33.3%	33.5%

15. Income Taxes (continued)

Deferred taxes are recorded based upon temporary differences between financial statement and tax bases of assets and liabilities. The following deferred tax liabilities and assets were recorded as of June 30, 2001 and 2000:

	2001	2000
	(in millions)	
Deferred tax liabilities:		
Depreciation	$166.6	$159.6
Prepaid pension cost	89.7	74.0
Intangible assets	11.5	12.1
Inventories	11.8	12.5
Other	6.4	6.8
Total deferred tax liabilities	286.0	265.0
Deferred tax assets:		
Postretirement provisions	62.5	58.1
Alternative Minimum Tax credit	6.8	10.0
Net operating loss benefit	6.6	7.1
Other reserve provisions	34.1	30.4
Valuation allowance[a]	(3.9)	(4.2)
Total deferred tax assets	106.1	101.4
Net deferred tax liability	$179.9	$163.6

[a] A valuation allowance is recorded when it is more likely than not that the net deferred tax asset will not be realized.

16. Net Assets Held for Sale

In 1998, Carpenter acquired Talley Industries, Inc. (Talley), which was composed of a stainless steel products segment, a governmental products and services segment and an industrial products segment. Carpenter has retained the companies in the stainless steel products segment and divested all of the other operating companies. Accordingly, the divested segments were accounted for as net assets held for sale. Eight businesses of the government products and services and industrial products segments of Talley were sold as of June 30, 1999. The net income of all of the businesses in these segments was excluded from Carpenter's consolidated statement of income from the date of acquisition through December 31, 1998 and amounted to $1.5 million for fiscal 1999. The operating results for the remaining businesses were included in Carpenter's consolidated statement of income from January, 1999 until the dates of their sales.

Through December 31, 1998, changes in estimates for net cash proceeds on the sales of all of the businesses, interest costs and operating cash flows until the time of their sale were recorded as adjustments of goodwill.

Proceeds from net assets held for sale on the statement of cash flows for the year ended June 30, 1999 were calculated as follows:

	(in millions)
Proceeds from sales of businesses	$134.0
Net cash funded by Carpenter	(10.3)
Interest allocated	(2.3)
Proceeds from net assets held for sale	$121.4

17. Operating Leases

Carpenter leases certain facilities and equipment under operating leases. Total rent expense was $12.6 million, $10.5 million and $9.5 million for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

Future minimum payments for noncancelable operating leases in effect at June 30, 2001 were (in millions):

June 30, 2002	$ 7.7
2003	7.0
2004	6.7
2005	5.5
2006	4.1
Thereafter	11.9
	$ 42.9

18. Contingencies

Environmental

Carpenter is subject to various stringent federal, state, local and foreign environmental laws and regulations relating to pollution, protection of public health and the environment, natural resource damages and occupational safety and health. Although compliance with these laws and regulations may affect the costs of Carpenter's operations, compliance costs to date have not been material. Carpenter has environmental remediation liabilities at some of its owned operating facilities and has been designated as a potentially responsible party ("PRP") with respect to certain third-party Superfund waste disposal sites. Additionally, Carpenter has been notified that it may be a PRP with respect to other Superfund sites as to which no proceedings have been instituted against Carpenter. Neither the exact amount of remediation costs nor the final method of their allocation among all designated PRPs at these Superfund sites have been determined. The liability for future environmental remediation costs is evaluated by management on a quarterly basis. Carpenter accrues amounts for environmental remediation costs that represent management's best estimate of the probable and reasonably estimable costs related to environmental remediation. For fiscal 2001, the liability for environmental remediation costs was increased by $0.6 million, which was included in cost of sales. Fiscal 2000 included $0.8 million of reversals of prior years' accruals for environmental remediation, which were reported in other income. No expense was recognized in fiscal 1999. Carpenter entered into partial settlements of litigation relating to insurance coverages for certain environmental remediation sites and recognized income before income taxes of $0.6 million for the years ended June 30, 2001 and 2000 and $1.1 million for the year ended June 30, 1999. This income was reported in other income. The liability recorded for environmental remediation costs for Carpenter-owned operating facilities and the Superfund sites remaining at June 30, 2001 and 2000, was $8.0 million and $7.7 million, respectively. The estimated range at June 30, 2001 of the reasonably possible future costs of remediation at Carpenter-owned operating facilities and the Superfund sites is between $8.0 million and $14.7 million.

Estimates of the amount and timing of future costs of environmental remediation requirements are necessarily imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of currently unknown

18. Contingencies (continued)

remediation sites and the allocation of costs among the PRPs. Based upon information currently available, such future costs are not expected to have a material effect on Carpenter's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

Other

Carpenter also is defending various claims and legal actions, and is subject to contingencies that are common to its operations. Carpenter provides for costs relating to these matters when a loss is probable and the amount is reasonably estimable. The effect of the outcome of these matters on Carpenter's future results of operations and liquidity cannot be predicted because any such effect depends on future results of operations and the amount and timing (both as to recording future charges to operations and cash expenditures) of the resolution of such matters. While it is not feasible to determine the outcome of these matters, management believes that any total ultimate liability will not have a material effect on Carpenter's financial position or results of operations and cash flows.

19. Business Segments and Geographic Data

Carpenter is organized on a product basis and managed in three segments: Specialty Alloys, Titanium Alloys and Engineered Products. For the following segment reporting, the Specialty Alloys and Titanium Alloys segments have been aggregated into one reportable segment (Specialty Metals) because of the similarities in products, processes, customers, distribution methods, and economic characteristics.

Specialty Metals includes the manufacture and distribution of stainless steels, titanium, high temperature alloys, electronic alloys, tool steels and other alloys in billet, bar, wire, rod, and strip forms. Sales are distributed both directly from production plants and from Carpenter's distribution network.

Engineered Products includes structural ceramic products, ceramic cores for the casting industry, metal-injection molded products, tubular metal products for nuclear and aerospace applications, custom shaped bar and ultra hard wear materials.

Effective July 1, 1999, management changed the basis for measuring the business segments' profits to exclude the costs of all corporate functions and the pension credit from the Specialty Metals segment, to transfer the Mexican operations from the Engineered Products segment to the Specialty Metals segment, to allocate certain corporate costs to the business segments, and to show separately both the unallocated corporate costs and the pension credit. All segment data for fiscal 1999 have been restated to reflect the current segment reporting structure.

The accounting policies of both reportable segments are the same as those described in the Summary of Significant Accounting Policies. Carpenter evaluates segment performance based upon income before interest and income taxes (EBIT) and return on assets after the allocation of certain corporate costs. Sales between the segments are generally made at market-related prices.

The pension credit represents the income relating to Carpenter's overfunded defined benefit pension plan. None of the pension credit is allocated to the business segments. The corporate costs primarily represent the unallocated portion of the operating costs of the finance, information services, law and human resource departments and corporate management staff. Corporate assets are primarily cash and cash equivalents, prepaid pension cost, certain assets held for sale, corporate-owned life insurance, other investments and corporate operating assets.

19. Business Segments and Geographic Data (continued)

Carpenter's sales are not materially dependent on a single customer or a small group of customers.

Geographic Data

	2001	2000	1999
	(in millions)		
Net sales:[a]			
United States	$1,080.3	$ 899.4	$ 861.7
Europe	126.8	104.4	104.2
Mexico	52.6	49.8	43.8
Canada	25.1	22.3	16.3
Asia Pacific	10.9	19.8	12.2
Other	28.4	13.4	11.1
Consolidated net sales	$1,324.1	$1,109.1	$1,049.3
Long-lived assets:			
United States	$1,186.1	$1,214.7	$1,139.5
Europe	20.5	22.0	12.8
Mexico	14.1	13.2	14.2
Canada	0.7	0.8	0.9
Asia Pacific	0.2	0.2	0.2
Other	10.8	12.0	17.5
Consolidated long-lived assets	$1,232.4	$1,262.9	$1,185.1

[a] Net sales are attributed to countries based on the location of the customer.

19. Business Segments and Geographic Data (continued)

Segment Data

	2001	2000	1999
	(in millions)		
Net Sales:			
Specialty Metals	$1,168.7	$ 980.5	$ 935.7
Engineered Products	157.0	131.6	115.6
Intersegment	(1.6)	(3.0)	(2.0)
Consolidated net sales	$1,324.1	$1,109.1	$1,049.3
Income (Loss) Before Income Taxes:			
Specialty Metals	$ 91.8 [a]	$ 84.3	$ 70.5[b]
Engineered Products	(3.8)[a]	7.1	2.0
Pension credit	47.9	45.7	36.1
Corporate costs	(39.8)[a]	(26.3)	(26.1)
Consolidated EBIT	96.1	110.8	82.5
Interest expense	(40.3)	(33.4)	(29.3)
Interest income	2.6	2.5	2.6
Consolidated income before income taxes and cumulative effect of accounting change	$ 58.4	$ 79.9	$ 55.8
Total Assets:			
Specialty Metals	$1,274.4	$1,357.4	$1,272.5
Engineered Products	102.1	124.4	115.7
Corporate	315.0	264.1	219.6
Consolidated total assets	$1,691.5	$1,745.9	$1,607.8
Depreciation:			
Specialty Metals	$ 45.1	$ 42.8	$ 43.8
Engineered Products	6.4	6.1	5.2
Corporate	4.1	4.2	2.8
Consolidated depreciation	$ 55.6	$ 53.1	$ 51.8
Amortization of Intangible Assets:			
Specialty Metals	$ 13.5	$ 11.7	$ 10.9
Engineered Products	2.3	2.4	1.8
Corporate	1.1	1.1	1.2
Consolidated amortization	$ 16.9	$ 15.2	$ 13.9
Capital Expenditures, Including Software:			
Specialty Metals	$ 40.6	$ 84.7	$ 137.0
Engineered Products	8.2	7.8	10.0
Corporate	1.7	12.5	6.1
Consolidated capital expenditures, including software	$ 50.5	$ 105.0	$ 153.1

[a] Specialty Metals, Engineered Products and Corporate costs include special charges of $9.6 million, $19.3 million and $8.7 million, respectively. [b] Includes special charge of $14.2 million. See note 3 to the consolidated financial statements.

SUPPLEMENTARY DATA

Quarterly Financial Data (Unaudited)

Quarterly sales and earnings results are usually influenced by seasonal factors. The first fiscal quarter (three months ending September 30) is typically the lowest because of annual plant vacation and maintenance shutdowns in this period by Carpenter and by many of its customers. This seasonal pattern can be disrupted by economic cycles or special accounting adjustments.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[b]
	(dollars and shares in millions, except per share amounts)			
Results of Operations				
Fiscal 2001[a]				
Net sales	$293.1	$292.2	$297.3	$441.5
Net sales as previously reported	$277.7	$288.7	$311.8	
Gross profits	$ 71.5	$ 66.4	$ 65.7	$ 81.2
Income (loss) before cumulative effect of accounting change, net of tax	$ 15.3	$ 13.4	$ 10.5	$ (4.0)
Cumulative effect of accounting change, net of $9.4 million tax	(14.1)	—	—	—
Net income	$ 1.2	$ 13.4	$ 10.5	$ (4.0)
Net income as previously reported	$ 11.1	$ 13.3	$ 11.6	
Fiscal 2000[c]				
Net sales	$241.7	$254.0	$301.5	$311.9
Gross profits	$ 57.2	$ 54.5	$ 64.6	$ 70.1
Net income	$ 10.2	$ 12.7	$ 11.9	$ 18.5
Earnings per common share				
Fiscal 2001[a]				
Basic earnings				
Income (loss) before cumulative effect of accounting change	$ .68	$ .59	$ .46	$ (.20)
Cumulative effect of accounting change	$ (.64)	$ —	$ —	$ —
Net income (loss)	$ .04	$ .59	$ .46	$ (.20)
Net income as previously reported	$ .49	$ .58	$ .51	
Diluted earnings				
Income (loss) before cumulative effect of accounting change	$ .66	$ .58	$ .45	$ (.20)
Cumulative effect of accounting change	$ (.62)	$ —	$ —	$ —
Net income (loss)	$ .04	$ .58	$ .45	$ (.20)
Net income as previously reported	$ .48	$ .57	$ .50	
Fiscal 2000				
Basic earnings	$ .45	$ .56	$ .53	$ .81
Diluted earnings	$ .44	$ .55	$ .52	$ .80

Weighted average common shares outstanding (in millions)

Fiscal 2001

Basic	22.0	22.0	22.1	22.1
Diluted	22.9	23.0	23.0	22.1

Fiscal 2000

Basic	22.0	21.9	22.0	22.0
Diluted	22.8	22.8	22.8	22.8

<hr>

[a] Fiscal 2001 reflects the adoption of SAB 101 (Revenue Recognition in Financial Statements) during the fourth quarter, effective July 1, 2000, and the restatement of the first, second and third quarters of fiscal 2001.

[b] The fourth quarter of fiscal 2001 includes a special charge of $37.6 million ($24.4 million after-tax or $1.09 per diluted share) related principally to the realignment of Special Alloys Operations, planned divestitures of certain Engineered Products Group businesses and a loss on the disposal of the Bridgeport, Connecticut site.

[c] Net sales and gross profits have been restated in fiscal 2000 due to the adoption of EITF 00-10 (accounting for freight and handling revenues and costs), effective July 1, 2000.

Item 9.   Disagreements on Accounting and Financial Disclosure

Not Applicable

PART III

Item 10.   Directors and Executive Officers of the Registrant

The information required as to directors is incorporated herein by reference to the 2001 definitive Proxy Statement under the caption "Election of Directors."

Information concerning Carpenter's executive officers appears in Part I of this Annual Report on Form 10-K.

Item 11.   Executive Compensation

The information required by this item is incorporated herein by reference to the 2001 definitive Proxy Statement under the caption "Executive Compensation."

Item 12.   Security Ownership of Certain Beneficial Owners and Management

The information required by this item is incorporated herein by reference to the 2001 definitive Proxy Statement under the captions "Ownership of Carpenter Stock by Certain Beneficial Owners" and "Ownership of Carpenter Stock by Directors and Officers."

Item 13.   Certain Relationships and Related Transactions

Not applicable

PART IV

Item 14.   Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Documents Filed as Part of this Report:

(1) The following consolidated financial statement schedule should be read in conjunction with the consolidated financial statements (see Item 8 "Financial Statements and Supplementary Data"):

Report of Independent Accountants on Financial Statement Schedule
Schedule II—Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the required information is contained in the consolidated financial statements or notes thereto.

CARPENTER TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

**Report of Independent Accountants on
Financial Statement Schedule**

**To the Board of Directors of
 Carpenter Technology Corporation:**

Our audits of the consolidated financial statements referred to in our report dated August 13, 2001, appearing herein also included an audit of the financial statement schedule listed in Item 14(a)(1) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Pricewaterhouse Coopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
August 13, 2001

(2) The following documents are filed as exhibits:

    3. Articles of Incorporation and By-Laws
    4. Instruments Defining the Rights of Security Holders, Including Indentures
   10. Material Contracts
   12. Computation of Ratios of Earnings to Fixed Charges (unaudited)
   23. Consent of Experts and Counsel
   24. Powers of Attorney
   99. Additional Exhibits

(b) Reports on Form 8-K:

Current Reports on Form 8-K were filed on behalf of Carpenter on May 22, 2001, July 10, 2001, July 27, 2001 and August 20, 2001. The Reports were dated respectively May 18, 2001, June 26, 2001, July 26, 2001 and August 13, 2001 and covered Item 5, Other Events. No financial statements were filed with these Reports.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARPENTER TECHNOLOGY CORPORATION



By _____
Terrence E. Geremski
Sr. Vice President—Finance &
Chief Financial Officer

Date: September 21, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
 _____ Dennis M. Draeger	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	September 21, 2001
 _____ Terrence E. Geremski	Sr. Vice President—Finance & Chief Financial Officer	September 21, 2001
Richard D. Chamberlain _____ Richard D. Chamberlain	Vice President and Corporate Controller (Principal Accounting Officer)	September 21, 2001
_____ * Marcus C. Bennett	Director	September 21, 2001
_____ * William S. Dietrich II	Director	September 21, 2001
_____ * C. McCollister Evarts, M.D.	Director	September 21, 2001

*	Director	September 21, 2001
J. Michael Fitzpatrick		
*	Director	September 21, 2001
William J. Hudson, Jr.		
*	Director	September 21, 2001
Robert J. Lawless		
*	Director	September 21, 2001
Martin Miller, Jr.		
*	Director	September 21, 2001
Robert N. Pokelwaldt		
*	Director	September 21, 2001
Peter C. Rossin		
*	Director	September 21, 2001
Kathryn C. Turner		
	Director	
Stephen M. Ward, Jr.		
*	Director	September 21, 2001
Kenneth L. Wolfe		

Original Powers of Attorney authorizing John R. Welty to sign this Report on behalf of: Marcus C. Bennett, William S. Dietrich II, C. McCollister Evarts, M.D., J. Michael Fitzpatrick, William J. Hudson, Jr., Robert J. Lawless, Marlin Miller, Jr., Robert N. Pokelwaldt, Peter C. Rossin, Kathryn C. Turner and Kenneth L. Wolfe are being filed with the Securities and Exchange Commission.



John R. Welty
Attorney-in-fact

CARPENTER TECHNOLOGY CORPORATION AND SUBSIDIARIES

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS
(in millions)

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts[1]	Deductions[2]	Balance at End of Period
Year ended June 30, 2001					
Allowance for doubtful accounts receivable	$2.2	$0.4	$ —	$(0.3)	$2.3
Year ended June 30, 2000					
Allowance for dountful accounts receivable	$1.9	$1.0	$0.1	$(0.8)	$2.2
Year ended June 30, 1999					
Allowance for doubtful accounts receivable	$1.9	$0.8	$0.1	$(0.9)	$1.9

[1] Includes beginning balances of acquired businesses and recoveries of accounts previously written off, net of collection expenses.

[2] Doubtful accounts written off.

EXHIBIT INDEX

Exhibit No.		Title	Page

3.   **Articles of Incorporation and By-Laws**

     A.   Restated Certificate of Incorporation is incorporated herein by reference to Exhibit 3 of Carpenter's Form 10-Q Quarterly Report for the quarter ended September 30, 1998.

     B.   By-Laws, amended as of December 5, 1996, are incorporated herein by reference to Exhibit 3B of Carpenter's 1996 Annual Report on Form 10-K and to Exhibit 3 of Carpenter's Form 10-Q Quarterly Report for the quarter ended December 31, 1996.

4.   **Instruments Defining Rights of Security Holders, Including Indentures**

     A.   Restated Certificate of Incorporation and By-Laws set forth in Exhibit Nos. 3A and 3B, above.

     B.   Rights Agreement relating to Rights distributed to holders of Carpenter's Stock, amended as of June 12, 2000, is attached as an Exhibit to this Annual Report on Form 10-K.

     C.   Carpenter's Registration Statement No. 333-44757, as filed on Form S-3 on January 22, 1998, and amended on February 13, 1998, with respect to issuance of Common Stock and unsecured debt is incorporated herein by reference.

     D.   Prospectus, dated February 13, 1998 and Prospectus Supplement, dated March 31, 1998, File No. 333-44757, with respect to issuance of $198,000,000 of Medium Term Notes are incorporated by reference.

     E.   Indenture dated as of January 12, 1994, between Carpenter and U.S. Bank Trust National Association, formerly known as First Trust of New York, National Association, as successor Trustee to Morgan Guaranty Trust Company of New York, related to Carpenter's i) $100,000,000 of unsecured medium term notes registered on Registration Statement No. 33-51613 and ii) $198,000,000 of unsecured medium term notes registered on Registration Statement No. 333-44757 is incorporated by reference to Exhibit 4(c) to Carpenter's Form S-3 filed January 6, 1994.

     F.   Forms of Fixed Rate and Floating Rate Medium-Term Note, Series B are incorporated by reference to Exhibit 20 to Carpenter's Current Report on Form 8-K filed on April 15, 1998.

     G.   Pricing Supplements No. 1 through 25 dated and filed from April 2, 1998 to June 11, 1998, supplements to Prospectus dated February 13, 1998 and Prospectus Supplement dated March 31, 1998, File No. 333-44757 with respect to issuance of $198,000,000 of Medium Term Notes are incorporated herein by reference.

Exhibit No.	Title	Page
10.	**Material Contracts**	

A. Agreement and Plan of Merger dated January 6, 1997, by and among Dynamet Incorporated, Stockholders of Dynamet Incorporated and Carpenter is incorporated herein by reference to Exhibit 1 to Carpenter's Current Report on Form 8-K filed on March 27, 1997.

B. Supplemental Retirement Plan for Executive Officers, amended as of January 1, 2001, is attached as an Exhibit to this Annual Report on Form 10-K.

C. Management and Officers Capital Appreciation Plan, an Incentive Stock Option Plan, amended as of April 26, 2001, is attached as an Exhibit to this Annual Report on Form 10-K.

D. Incentive Stock Option Plan for Officers and Key Employees, amended as of August 9, 1990, is incorporated herein by reference to Exhibit 10D to Carpenter's 2000 Annual Report on Form 10-K.

E. Deferred Compensation Plan for Non-management Directors of Carpenter Technology Corporation, amended as of December 7, 1995, is attached as an Exhibit to this Annual Report on Form 10-K.

F. Deferred Compensation Plan for Corporate and Division Officers of Carpenter Technology Corporation, amended as of April 1, 1997, is incorporated by reference to Exhibit E-9 to Carpenter's 1997 Annual Report on Form 10-K.

G. Executive Annual Compensation Plan, amended as of July 1, 1997 is incorporated by reference to Exhibit E-20 to Carpenter's 1997 Annual Report on Form 10-K.

H. Stock-Based Incentive Compensation Plan For Non-Employee Directors, amended as of April 26, 2001, is attached as an Exhibit to this Annual Report on Form 10-K.

I. Officers' Supplemental Retirement Plan of Carpenter Technology Corporation is incorporated herein by reference to Exhibit 10-I to Carpenter's 2000 Annual Report on Form 10-K.

J. Trust Agreement between Carpenter and the Chase Manhattan Bank, N.A., dated September 11, 1990 as amended and restated on May 1, 1997, relating in part to the Supplemental Retirement Plan for Executive Officers, Deferred Compensation Plan for Corporate and Division Officers and the Officers' Supplemental Retirement Plan of Carpenter Technology Corporation is incorporated by reference to Exhibit E 28 to Carpenter's 1997 Annual Report on Form 10-K.

K. Form of Indemnification Agreement, entered into between Carpenter and each of the directors and the following executive officers: Dennis M. Draeger, Terrence E. Geremski, Robert W. Lodge, Michael L. Shor, Robert J. Torcolini and John R. Welty is incorporated herein by reference to Exhibit 10K to Carpenter's 2000 Annual Report on Form 10-K.

Exhibit No.		Title	Page
	L.	Stock-Based Incentive Compensation Plan for Officers and Key Employees, amended as of April 26, 2001, is attached as an Exhibit to this Annual Report on Form 10-K.	
	M.	Carpenter Technology Corporation Change of Control Severance Plan, adopted April 26, 2001, is attached as an Exhibit to this Annual Report on Form 10-K.	
	N.	Form of amended and restated Special Severance Agreement entered into between Carpenter and each of the following executive officers: Terrence E. Geremski, Michael L. Shor and Robert J. Torcolini is attached as an Exhibit to this Annual Report on Form 10-K.	
	O.	Form of amended and restated Special Severance Agreement entered into between Carpenter and each of the following executive officers: Dennis M. Draeger, Robert W. Lodge and John R. Welty is attached as an Exhibit to this Annual Report on Form 10-K.	
	P.	Trust Agreement between Carpenter and the Chase Manhattan Bank, N.A., dated December 7, 1990 as amended and restated on May 1, 1997, relating in part to the Directors' Retirement Plan and the Deferred Compensation Plan for Non-management Directors, is incorporated by reference to Exhibit E-83 to Carpenter's 1997 Annual Report on Form 10-K.	
12.		**Computations of Ratios of Earnings to Fixed Charges (unaudited)**	
23.		**Consent of Experts and Counsel** Consent of Independent Accountants	
24.		**Powers of Attorney** Powers of Attorney in favor of Terrence E. Geremski or John R. Welty	
99.		**Additional Exhibits** Agreement to Furnish Debt Instruments	



DIRECTIONS TO ANNUAL MEETING OF
CARPENTER TECHNOLOGY CORPORATION
AT
THE SHERATON